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Exhibit 99.2

Annual Report
 2015

GRANITE REIT

Table of Contents

Letter to Unitholders	1
Management's Discussion and Analysis of Results of Operations and Financial Position	3
Management's Responsibility for Financial Reporting	40
Reports of Independent Registered Public Accounting Firm	41
Combined Balance Sheets	43
Combined Statements of Income	44
Combined Statements of Comprehensive Income	45
Combined Statements of Unitholders' Equity	46
Combined Statements of Cash Flows	47
Notes to Combined Financial Statements	48
Corporate Information	Inside Back Cover

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

Declining and volatile financial markets precipitated by a severe depression in oil prices and slow global economic growth are likely what 2015 will be remembered for. While the price of Granite's units was not immune from global headwinds, the Trust benefited from the weaker Canadian dollar and delivered strong financial results in 2015. This led to our announcing a 5.7% increase in the monthly distribution to CDN$0.203 per stapled unit in March of 2016, marking Granite's fourth consecutive annual increase to its distribution. Against this backdrop of market volatility, we see the Trust as being well positioned.

We are proud of what we have built in the three short years since converting to a Trust and we look forward to continuing to execute on our strategy to deliver unitholder value. Below are some thoughts and perspectives regarding where we have been and where Granite is going.

OUR TRACK RECORD

Granite's strategy, initiated in 2012, has been to patiently grow by diversifying its asset base through acquisitions and dispositions and to optimize its balance sheet leverage. Since initiating this strategy, the Trust's disciplined approach has resulted in:

  •
  The acquisition and development of a modern logistic/distribution portfolio consisting of 17 properties with a current fair value of almost $600 million (6.6 million sq. ft.);

  •
  The divestiture of 24 non-core properties (including the Mexican portfolio to Magna) for total gross proceeds of $191 million; and

  •
  The reduction in exposure to Magna to 79% of Annualized Lease Payments ("ALP"(1)) from 97%.

For 2015, the Trust had another year of increased rental revenue and Funds From Operation (FFO(2)). This strong financial performance is driven by Granite's unique real estate portfolio that enables it to generate strong and stable cash flow and to offer unitholders a distribution with a competitive yield. Granite's yield is supported by a conservative payout ratio of 68% for 2015. This solid cash flow combined with a balance sheet currently leveraged at 23% and available liquidity of approximately $350 million, puts Granite in an enviable financial position.

Key operating highlights from 2015 include:

  •
  Entered into new leases, renewals or extensions for 16 properties representing approximately 2.8 million square feet and ALP of $15.3 million;

  •
  Executed leases with two non-Magna tenants for the two recently completed development properties in the United States (Shepherdsville, Kentucky and Bethel Township, Pennsylvania) representing approximately 82% (1.1 million square feet) of the total leasable area. The annual revenue for these two properties is U.S. $4.2 million;

  •
  Sold six non-core properties for total gross proceeds of $16.3 million which represented ALP of $1.4 million;

  •
  Acquired 28 acres of land in Wroclaw, Poland for a three-phase project. Construction on the first phase is nearly complete for a building that is 38% pre-leased; and

  •
  Reduced the vacancy rate to 1.1%.

Granite REIT 2015 1

STRATEGIC REVIEW PROCESS CONFIRMS GRANITE'S STRATEGY

Following the exploration of a potential sale of certain of Granite's assets, the board of trustees initiated a strategic review process in June 2015. The process was designed to identify all strategic alternatives that might be available to Granite. Granite engaged Barclays and Brookfield Financial as financial advisors to assist in the review process. Supported by the advice of its advisors, the trustees determined that pursuing Granite's existing strategic objectives was the best course of action for Granite to follow in the current circumstances.

Granite's strategy has been and, following completion of the strategic review process, will continue to be, to: build a high quality diversified industrial real estate business; patiently grow and diversify its asset base through acquisitions and dispositions; optimize its balance sheet leverage; and, thereby, reduce its exposure to Magna. Management believes that the combination of Granite's strong cash flow and under levered balance sheet provide a solid foundation upon which to successfully achieve these long-term objectives.

(1)
ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Granite considers ALP to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

(2)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure. FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

THANK YOU

One of the key value drivers for Granite is the focused effort of dedicated individuals across the organization. From our trustees, to the management team and our excellent people in both North America and Europe, I thank everyone for their continued efforts and support of Granite's strategic objectives.

I also want to thank our unitholders for their investment, belief and trust they have placed in Granite. All of us at Granite are committed to delivering value through the continued execution of our strategy in the years ahead.

Regards,

Michael P. Forsayeth
Chief Financial Officer and Interim Chief Executive Officer

2 Granite REIT 2015

Management's Discussion and Analysis of Results of Operations
and Financial Position

For the three month period and year ended December 31, 2015

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period and year ended December 31, 2015. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2015. This MD&A is prepared as at March 2, 2016. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2015, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 95 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Completion of Strategic Review

Following the exploration of a potential sale of certain of Granite's assets, in June 2015, the trustees initiated a comprehensive review of all strategic alternatives that could be in the best interests of Granite. Barclays and Brookfield Financial were engaged as financial advisors to assist Granite in the review process.

In March 2016, Granite announced that following the consideration of a full range of alternatives by its board of trustees, its review of strategic alternatives had concluded. Supported by the advice of its advisors, the trustees determined that pursuing Granite's current strategic objectives was the best course of action for Granite.

A number of strategic alternatives were carefully considered including the evaluation of transformational acquisitions, initiating a substantial issuer bid, paying a special distribution to unitholders, the sale of some or all of Granite's special purpose assets to one or more potential acquirers including Magna and maintaining the current strategy. As a result of the process, Granite was also presented with the opportunity to explore the sale of the entire business. Granite had been in exclusive negotiations with a private equity fund for the entire business, with due diligence nearing completion, but the recent disruption in the credit markets adversely impacted the ability to finance the transaction.

Granite's strategy has been to patiently grow and diversify its asset base through acquisitions and dispositions and optimize its balance sheet leverage. Following completion of the strategic review process, Granite's strategy remains to build a high quality diversified industrial real estate business while reducing the

Granite REIT 2015 3

Magna concentration through a combination of its disciplined and opportunistic approach to acquisitions and dispositions.

Foreign Currencies

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At December 31, 2015, approximately 72% of Granite's rental revenues were denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 80% of Granite's debt was denominated in euros and the remaining 20% denominated in U.S. dollars as at December 31, 2015. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three month periods and years ended December 31, 2015 and 2014, as well as the exchange rates as at December 31, 2015, September 30, 2015 and December 31, 2014, between the two most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended December 31,			Years Ended December 31,
	2015	2014	Change	2015	2014	Change
1 U.S. dollar equals Cdn. dollars	1.335	1.136	18%	1.279	1.105	16%
1 euro equals Cdn. dollars	1.461	1.419	3%	1.418	1.467	(3%	)

	Exchange Rates as at
	December 31, 2015	September 30, 2015	Change	December 31, 2014	Change
1 U.S. dollar equals Cdn. dollars	1.384	1.339	3%	1.160	19%
1 euro equals Cdn. dollars	1.503	1.495	1%	1.404	7%

The results of operations and financial position of all U.S. and most European operations were translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

  •
  Funds from operations ("FFO");

  •
  Comparable FFO;

  •
  FFO payout ratio;

  •
  Annualized lease payments ("ALP"); and

  •
  Leverage ratio.

4 Granite REIT 2015

Readers are cautioned that certain terms used in this MD&A and accompanying letter to unitholders such as FFO, comparable FFO, FFO payout ratio, ALP, leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the year ended December 31, 2015.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2015 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to FFO to arrive at a comparable FFO amount. In periods when comparable FFO is presented, any adjustment made to FFO will be explicitly described and quantified. For the three month periods ended December 31, 2015 and 2014 and the year ended December 31, 2015, there were no such adjustments. Comparable FFO for the year ended December 31, 2014 excludes $28.6 million of early redemption costs associated with the 6.05% unsecured debentures which were due on December 22, 2016 (the "2016 Debentures"). All of the outstanding 2016 Debentures were redeemed on August 5, 2014. As the redemption of unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for the prior year period.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments)

Granite REIT 2015 5

anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure, as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

Leverage ratio

The leverage ratio is calculated as total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The income-producing properties can be categorized as (i) modern logistics/distribution warehouse facilities, which were recently acquired or newly developed/redeveloped within the last three years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users, or (iii) special purpose facilities designed and built with unique features and tenanted by Magna. The fair values of the investment properties were as follows:

As at December 31,	2015	2014
Modern logistics/distribution warehouse facilities	$580.4	$398.9
Multi-purpose facilities	733.3	715.2
Special purpose facilities	1,262.9	1,161.1

Income-Producing Properties	2,576.6	2,275.2
Properties and Land Under Development	8.6	31.4
Land Held For Development	7.2	3.8

	$2,592.4	$2,310.4

The change in investment properties by category is shown in the following table:

	January 1, 2015	Fair value gains (losses)	Capital expenditures and acquisitions	Dispositions and transfers	Foreign exchange	December 31, 2015
Modern logistics/distribution warehouse facilities	$398.9	69.8	4.4	41.4	65.9	$580.4
Multi-purpose facilities	715.2	(8.4)	3.7	(16.3)	39.1	733.3
Special purpose facilities	1,161.1	12.9	2.0	—	86.9	1,262.9

Income-Producing Properties	2,275.2	74.3	10.1	25.1	191.9	2,576.6
Properties and Land Under Development	31.4	—	14.0	(38.9)	2.1	8.6
Land Held For Development	3.8	(1.2)	6.0	(2.5)	1.1	7.2

	$2,310.4	73.1	30.1	(16.3)	195.1	$2,592.4

During the year ended December 31, 2015, investment properties increased by $282.0 million primarily as a result of:

  i.
  net fair value gains of $73.1 million attributable to a) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular those acquired in Europe in 2013 and properties recently developed in the United States, together with favourable changes to cash flow assumptions and b) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent leasing and renewal activities, as well as market rent increases and the reduction in operating cash outflows for certain properties in North

6 Granite REIT 2015

    America; partially offset by c) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place;

  ii.
  an increase of $6.0 million due to the acquisition of development land in Wroclaw, Poland (see "INVESTMENT PROPERTIES — Properties and Land Under Development and INVESTMENT PROPERTIES — Land Held for Development");

  iii.
  capital expenditures totalling $24.1 million of which $6.2 million was invested in the development property in Wroclaw, Poland and $7.8 million in the development property in Bethal Township, Pennsylvania; and

  iv.
  $195.1 million of net foreign exchange gains, which included $116.2 million and $77.9 million of net foreign exchange gains related to the strengthening of the U.S. dollar and euro, respectively, against the Cdn. dollar.

These increases were partially offset by:

  i.
  a decrease of $16.3 million related to the disposition of six income-producing properties located in Canada, the United States and Germany; three properties were leased to Magna, one property was leased to a non-Magna tenant and two properties were vacant.

Income-Producing Properties

At December 31, 2015, Granite had 98 income-producing properties which represented 30.5 million square feet of rentable space. The portfolio included some office buildings that comprised less than 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at December 31, 2015 and December 31, 2014 was as follows:

	December 31, 2015		December 31, 2014
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$671.4	26%	$678.5	30%
Austria	735.9	29	677.1	30
United States	734.8	28	546.2	24
Germany	272.2	11	242.5	11
Netherlands	125.1	5	97.2	4
Other	37.2	1	33.7	1

	$2,576.6	100%	$2,275.2	100%

As at December 31, 2015, the number of properties and the fair value of the income-producing portfolio by country and category was as follows:

	Modern logistics/distribution warehouse facilities		Multi-purpose facilities
					Special purpose facilities
							Total
	Fair Value		Fair Value
		# prop		# prop	Fair Value	# prop	Fair Value	# prop
Canada	$7.5	1	$377.7	35	$286.2	4	$671.4	40
Austria	—	—	97.9	8	638.0	4	735.9	12
United States	338.9	8	123.7	16	272.2	3	734.8	27
Germany	108.9	5	96.8	7	66.5	1	272.2	13
Netherlands	125.1	3	—	—	—	—	125.1	3
Other	—	—	37.2	3	—	—	37.2	3

	$580.4	17	$733.3	69	$1,262.9	12	$2,576.6	98

Granite REIT 2015 7

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. There has been no change in the valuation methodology used during the year. The key valuation metrics for Granite's investment properties are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2015.

At December 31, 2015, Granite had eight active improvement projects in Canada, the United States and Austria. The total estimated cost of these projects is approximately $2.2 million of which $0.7 million had been spent as at December 31, 2015. The remaining project costs will be funded during the first half of 2016 using cash from operations. In addition, during the year ended December 31, 2015, a tenant in the Netherlands completed improvements to an income-producing property. These property improvements have been funded by restricted cash held in escrow of $4.3 million, which was acquired with the property in 2013.

On February 2, 2016, the Trust sold a vacant property located in Austria for gross proceeds of approximately $5.0 million.

Properties and Land Under Development

During the year ended December 31, 2015, the construction of a 0.75 million square foot industrial facility on a 89.2 acre land site located in Bethel Township, Pennsylvania was completed and, subsequent to December 31, 2015, the property was two-thirds leased to a non-Magna tenant. The project was primarily funded by a secured construction loan (the "2017 Construction Loan") for U.S. $26.2 million which was entered into in June 2014 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans"). As at December 31, 2015, $28.5 million (U.S. $20.6 million) had been drawn under the 2017 Construction Loan. In the fourth quarter of 2015, Granite commenced the construction on the first of three logistics-warehouse facilities situated on development land purchased in Wroclaw, Poland in May 2015. As at December 31, 2015, construction costs of $6.2 million had been incurred for this 0.3 million square foot facility which is expected to be completed in the first half of 2016. Contractual commitments related to this project were $2.8 million at December 31, 2015 and are expected to be funded using cash from operations.

Land Held for Development

In May 2015, the Trust acquired a 28 acre parcel of development land located in Wroclaw, Poland for a purchase price of $6.0 million. The phased development of three facilities for approximately 0.6 million square feet of logistics-warehouse space has commenced with the construction of one 0.3 million square foot facility as noted above. The construction of the remaining two facilities is expected to commence once Granite's pre-leasing objectives are achieved. In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development. The development land provides for up to 0.6 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Our Largest Tenant

At December 31, 2015, Magna was the tenant at 66 (December 2014 — 73) of Granite's income-producing properties and comprised 79% (December 2014 — 82%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

8 Granite REIT 2015

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments

Granite's annualized lease payments as at December 31, 2015, including the changes from September 30, 2015 and December 31, 2014, were as follows:

	Three Months Ended December 31, 2015	Year Ended December 31, 2015
Annualized lease payments, beginning of period	$226.1	$212.5
Contractual rent adjustments	0.1	1.6
Completed projects on-stream	0.1	0.4
Disposals	—	(1.1)
Renewals and re-leasing	(0.2)	(1.3)
Effect of changes in foreign currency exchange rates	2.5	16.5

Annualized lease payments, as at December 31, 2015	$228.6	$228.6

During the fourth quarter of 2015, annualized lease payments increased by $2.5 million from $226.1 million at September 30, 2015 to $228.6 million at December 31, 2015. This increase reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $0.1 million due to fixed contractual adjustments on leases for properties in Canada and the United States;

  ii.
  the completion of an improvement project in Canada increased annualized lease payments by $0.1 million;

  iii.
  the extension of a lease at a property in the United States at a rental rate which was lower than the expiring lease rate decreased annualized lease payments by $0.4 million and the expiry of a lease for a property in Canada decreased annualized lease payments by $0.8 million. The leasing of the recently developed logistics-warehouse property in Shepherdsville, Kentucky has increased annualized lease payments by $1.0 million, which represents the rental payments for the last four months of 2016; and

  iv.
  changes in foreign currency exchange rates increased annualized lease payments by $2.5 million. The strengthening of the euro and U.S. dollar against the Cdn. dollar increased annualized lease payments by $0.6 million and $1.9 million, respectively.

Granite REIT 2015 9

On a year-over-year basis, annualized lease payments increased by $16.1 million from $212.5 million at December 31, 2014 to $228.6 million at December 31, 2015. This net increase reflected the cumulative impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $1.6 million which included $0.8 million related to Consumer Price Index ("CPI") based increases on properties in both North America and Europe and $0.8 million related to fixed contractual adjustments;

  ii.
  the completion of two expansion projects in Austria and an improvement project in Canada increased annualized lease payments by $0.4 million;

  iii.
  the sale of three properties in Canada, the United States and Germany decreased annualized lease payments by $1.1 million;

  iv.
  the renewal, extension or re-leasing of seven leases in North America and Europe at rental rates which were overall lower than the expiring lease rates and the expiry of a lease in Canada decreased annualized lease payments by $2.7 million while the leasing of previously vacant space in the United States and the recently developed logistics-warehouse property in Shepherdsville, Kentucky, as previously noted, increased annualized lease payments by $1.4 million; and

  v.
  changes in foreign currency exchange rates increased annualized lease payments by $16.5 million. The strengthening of the euro and U.S. dollar against the Cdn. dollar increased annualized lease payments by $6.8 million and $9.6 million, respectively.

The annualized lease payments by currency at December 31, 2015 and December 31, 2014 were as follows:

	December 31, 2015		December 31, 2014
Euro	$103.2	45%	$96.6	45%
Cdn. dollar	64.1	28	65.6	31
U.S. dollar	60.4	26	49.5	23
Other	0.9	1	0.8	1

	$228.6	100%	$212.5	100%

Leasing Activity

2015 Lease Expiries

As at December 31, 2014, Granite had 11 leases with a total area of 1.5 million square feet that had expiry dates in 2015. The following table details the status of these leases as at March 2, 2016:

	Number of leases	Square Footage (in thousands)	ALP (in millions)
Renewed or extended leases	6	739	$4.3
Leases with short termination notices	2	312	1.2
Negotiations in-progress	1	300	1.7
Disposition of property	2	113	—

	11	1,464	$7.2

10 Granite REIT 2015

Other New Leases, Renewals and Extensions

Leasing activity through March 2, 2016 related to space not subject to 2015 lease expiries included the following:

  i.
  of the nine 2016 lease expiries:

  (a)
  a lease expiry on a 0.3 million square foot property in Austria, which is leased to Magna, was extended from February 2016 to February 2021;

  (b)
  a lease expiry on a 0.3 million square foot property leased to a non-Magna tenant in Germany was extended by two years to June 2018;

  (c)
  a lease expiry representing a total area of 0.1 million square feet in Austria, which is leased to Magna, was extended to April 30, 2021;

  (d)
  a lease expiry on a 0.1 million square foot property leased to Magna in Canada was renewed to July 31, 2021;

  (e)
  a lease expiry representing a total area of 0.1 million square feet in the United States, which is leased to a non-Magna tenant, was renewed to April 2021;

  (f)
  a lease expiry on a 0.2 million square foot property leased to a non-Magna tenant was extended to November 2025; and

  (g)
  a lease expiry representing a total area of 0.1 million square feet in the United States leased to a non-Magna tenant was extended to July 2019.

  ii.
  a lease expiry on a property leased to a non-Magna tenant in the United States was extended to January 2028. The lease expiry for this 0.2 million square foot property was previously November 2022;

  iii.
  a lease expiring in 2017 for a 0.1 million square foot property in the United States leased to Magna was extended to December 2022;

  iv.
  a five year lease was executed for 0.1 million square feet of available space at a property in the United States that had been vacant since 2014;

  v.
  a seven year lease was executed for the recently constructed 0.6 million square foot logistics-warehouse property in Shepherdsville, Kentucky, United States;

  vi.
  a five and a half year lease was executed for 0.5 million square feet of the recently constructed 0.75 million square foot industrial property located in Bethel Township, Pennsylvania, United States, which provides the tenant with an option, that expires March 31, 2016, to lease the remaining 0.25 million square feet of the property; and

  vii.
  three leases were executed for the 0.3 million square foot property under development in Wroclaw, Poland that, in aggregate, represent 38% of the total square footage of the property. The leases have terms of either three or five years.

Granite REIT 2015 11

Lease Expiration

As at December 31, 2015, Granite's portfolio had a weighted average lease term by square footage of 4.7 years, compared to 5.3 years as at December 31, 2014, with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2016		2017		2018		2019		2020		2021		2022 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,722	94	—	—	3,835	40.4	1,918	11.0	435	2.5	1,033	6.7	316	3.0	91	0.5
U.S.	9,053	750	502	1.7	475	7.7	1,289	7.5	1,489	15.1	61	0.4	—	—	4,487	28.0
Austria	8,101	88	—	—	—	—	1,504	11.9	380	3.6	—	—	389	2.8	5,740	47.7
Germany	3,795	—	957	3.5	—	—	996	7.7	303	1.7	—	—	—	—	1,539	11.3
Netherlands	1,441	—	—	—	314	2.2	—	—	500	3.2	627	4.5	—	—	—	—
Other	434	—	—	—	—	—	90	0.9	90	0.4	—	—	254	2.7	—	—

Total	30,546	932	1,459	5.2	4,624	50.3	5,797	39.0	3,197	26.5	1,721	11.6	959	8.5	11,857	87.5

% of portfolio:
• by sq ft	100%	3%	5%		15%		19%		10%		6%		3%		39%

• by ALP	100%			2%		22%		17%		12%		5%		4%		38%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2015, the Trust incurred leasing costs and lease incentives of $1.6 million and $3.0 million, respectively.

12 Granite REIT 2015

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

Components of the Trust's net income for the three month periods ended December 31, 2015 and 2014 were as follows:

	Three months ended December 31,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$54.9	$51.0	8%
Property operating costs	1.9	1.6
General and administrative	7.6	8.4
Depreciation and amortization	0.2	0.2
Interest expense and other financing costs, net	4.9	4.5
Foreign exchange losses (gains), net	0.2	(1.2)
Fair value losses (gains) on investment properties, net	(11.0)	17.8
Fair value losses on financial instruments	0.2	—
Acquisition transaction costs	—	0.2
Loss (gain) on sale of investment properties	0.4	(1.7)

Income before income taxes	50.5	21.2
Income tax expense (recovery)	5.1	(0.1)

Net income	$45.4	$21.3

Net income attributable to stapled unitholders	45.2	21.5	110%
Funds from Operations(1)	39.5	36.2	9%
Basic and Diluted FFO per stapled unit(1)	$0.84	$0.77	9%
FFO payout ratio	69%	72%	(3%	)

(1)
See "Results of Operations for the Three Months Ended December 31, 2015 — Funds from Operations".

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended December 31, 2015 increased $3.9 million to $54.9 million from $51.0 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended December 31, 2014	$51.0
Acquisitions	1.4
Contractual rent adjustments	0.4
Completed projects on-stream	0.1
Renewals and re-leasing of income-producing properties	(0.4)
Vacancies and disposals of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	2.7
Other, including straight-line adjustments to rental revenue	0.2

Rental revenue, three months ended December 31, 2015	$54.9

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014, representing 1.0 million square feet of leaseable area, contributed an additional $1.4 million to rental revenue;

  ii.
  the $0.4 million increase in revenue from contractual rent adjustments included $0.2 million from CPI based increases and $0.2 million from fixed contract adjustments;

  iii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.1 million to rental revenue;

Granite REIT 2015 13

  iv.
  the renewal of four leases in Canada and the United States at rental rates which were lower than the expiring lease rates decreased revenue by $0.5 million while the re-leasing of a previously vacant property in Canada increased revenue by $0.1 million;

  v.
  rental revenue was negatively impacted by $0.5 million due to the sale of income-producing properties in North America and Germany; and

  vi.
  foreign exchange had a $2.7 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the U.S. dollar and euro increased reported rental revenue by $2.0 million and $0.7 million, respectively.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.9 million for the three month period ended December 31, 2015 in comparison to $1.6 million in the prior year period. The $0.3 million increase consisted of a $0.2 million increase in costs recoverable from tenants and $0.1 million of property related advisory costs associated with the Trust's review of its strategic alternatives.

General and Administrative Expenses

General and administrative expenses for the three month periods ended December 31, 2015 and 2014 were $7.6 million and $8.4 million, respectively. The $0.8 million decrease was primarily due to a reduction in compensation expense of $2.1 million attributable to lower staffing levels, severance incurred in the fourth quarter of 2014 and the reduction in both the unit-based compensation expense and the valuation of the units outstanding under Granite's unit-based compensation plans. These decreases were partially offset by a $0.3 million increase in professional fees related to certain internal reorganizations and $0.9 million of director/trustee special committee fees and advisory costs incurred with respect to the review of strategic alternatives.

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.9 million in the three month period ended December 31, 2015 compared to $4.5 million in the prior year period. The net interest expense and other financing costs for the three month periods ended December 31, 2015 and 2014 comprised the following:

	Three months ended December 31,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$1.9	$1.9	$—
2021 Debentures, issued July 2014(1)	1.7	1.7	—

	3.6	3.6	—
Mortgages and construction loans	0.7	0.5	0.2
Other financing costs, net	0.6	0.4	0.2

	$4.9	$4.5	$0.4

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

The interest expense associated with the mortgages and construction loans increased $0.2 million in the fourth quarter of 2015 in comparison to the prior year period primarily due to the completion of the development property in Bethel Township, Pennsylvania (see "INVESTMENT PROPERTIES — Properties and

14 Granite REIT 2015

Land Under Development") and foreign exchange as the mortgages and construction loans are denominated in U.S. dollars. Other financing costs increased $0.2 million primarily due to an increase in interest expense associated with the outstanding draws on the revolving credit facility.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of $0.2 million and net foreign exchange gains of $1.2 million in the three month periods ended December 31, 2015 and 2014, respectively. Net foreign exchange losses for the three month period ended December 31, 2015 of $0.2 million included $0.3 million of realized foreign exchange losses on derivative financial instruments such as foreign exchange contracts, partially offset by $0.1 million of net foreign exchange gains arising from the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros. The net foreign exchange gains of $1.2 million in the three month period ended December 31, 2014 included $1.0 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and $0.2 million of realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts.

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $11.0 million in the three month period ended December 31, 2015 compared to $17.8 million of net fair value losses in the prior year period. In the three month period ended December 31, 2015, the net fair value gains of $11.0 million were attributable to positive changes in leasing assumptions, including market rent increases and the reduction in operating cash outflows for properties in North America as well as the positive impact of leasing activity at Granite's two recently developed properties in the United States. The net fair value losses in the three month period ended December 31, 2014 of $17.8 million were attributable to changes in leasing assumptions for properties across the portfolio and the amount or timing of cash flows primarily attributable to capital expenditures for properties in North America.

Fair Value Losses on Financial Instruments

Granite recognized net fair value losses on financial instruments of $0.2 million and less than $0.1 million in the three month periods ended December 31, 2015 and 2014, respectively. The net fair value losses in the three month period ended December 31, 2015 primarily consisted of unrealized fair value losses related to foreign exchange contracts outstanding at the end of the year (see note 14 to the audited combined financial statements for the year ended December 31, 2015).

Acquisition Transaction Costs

Acquisition transaction costs for the three month period ended December 31, 2014 of $0.2 million primarily related to advisory costs associated with the acquisition of three properties located in Plainfield (Indianapolis), Indiana in December 2014.

Loss (Gain) on Sale of Investment Properties

The loss on sale of investment properties of $0.4 million in the three month period ended December 31, 2015 was primarily due to costs associated with the sale of Granite's investment properties and includes the sale of a vacant property in Austria for gross proceeds of $5.0 million, which closed in the first quarter of 2016.

The net gain on sale of investment properties in the three months ended December 31, 2014 was related to the sale of excess land in Austria for gross proceeds of $1.7 million net of nominal selling costs.

Income Tax Expense (Recovery)

Income tax expense for the three months ended December 31, 2015 was $5.1 million. Included in the quarter's income tax expense was a current income tax expense of $0.6 million comprised of:

  i.
  $0.7 million expense related to foreign operations;

Granite REIT 2015 15

  ii.
  $0.4 million recovery related to Canadian corporate entities subject to tax;

  iii.
  $0.2 million expense in unrecognized tax benefits; and

  iv.
  $0.1 million expense related to the liquidation of the Mexican operation.

Also included in the quarter's income tax expense was a deferred tax expense of $4.5 million. Virtually all of the deferred tax expense is attributable to the foreign jurisdictions that Granite operates in and is comprised of:

  i.
  $4.1 million expense related to the net fair value gains in respect of investment properties, largely on those properties acquired by Granite in last three years in the United States and Europe;

  ii.
  $1.6 million expense for timing differences pertaining to tax depreciation; and

  iii.
  $1.2 million recovery for other miscellaneous timing differences including withholding taxes.

The Trust's effective tax rate was 10.1% in the fourth quarter of 2015 and was significantly higher than the tax recovery of 0.5% reported in the fourth quarter of 2014. The reason for the higher effective tax rate in the current year quarter primarily relates to a deferred tax benefit not being recognized in the fourth quarter of 2014 for the fair value losses incurred on the Canadian investment properties as no deferred taxes are recorded in the entities holding those properties. This compares to the fourth quarter of 2015, where there were higher fair value gains in the United States and Europe where deferred taxes are recorded.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income

For the three month period ended December 31, 2015, net income was $45.4 million compared to $21.3 million in the prior year period. The $24.1 million net increase was primarily due to a $28.8 million increase in net fair value gains on investment properties and a $3.9 million increase in rental revenue and tenant recoveries, partially offset by a $6.3 million increase in deferred income tax expense and a $2.1 million increase in loss on sale of investment properties.

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$45,165	$21,454
Add (deduct):
Fair value losses (gains) on investment properties, net	(11,041)	17,793
Fair value losses on financial instruments	262	38
Acquisition transaction costs	—	189
Loss (gain) on sale of investment properties	454	(1,678)
Current income tax expense associated with the sale of an investment property	—	439
Deferred income tax expense (recovery)	4,486	(1,832)
Non-controlling interests relating to the above	170	(157)

FFO	$39,496	$36,246	9%

Basic and Diluted FFO per stapled unit	$0.84	$0.77	9%

Basic number of stapled units outstanding	47,017	47,014

Diluted number of stapled units outstanding	47,025	47,091

16 Granite REIT 2015

FFO for the three month periods ended December 31, 2015 and 2014 was $39.5 million and $36.2 million, respectively. The $3.3 million increase in FFO was primarily due to a $3.9 million increase in rental revenue, a $0.8 million decrease in general and administrative expenses and a $0.7 million decrease in current tax expense, partially offset by a $1.4 million reduction in foreign exchange gains and a $0.4 million increase in interest expense.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015

Highlights

	Years Ended December 31,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$216.3	$207.4	4%
Net income from continuing operations attributable to stapled unitholders	193.3	63.5	NM
Net income attributable to stapled unitholders	193.3	70.2	NM
Funds from Operations(1)	158.4	125.3	26%
Comparable Funds from Operations(2)	158.4	153.8	3%
Basic FFO per stapled unit(1)	$3.37	$2.66	26%
Diluted FFO per stapled unit(1)	$3.36	$2.66	26%
Basic comparable FFO per stapled unit(2)	$3.37	$3.27	3%
Diluted comparable FFO per stapled unit(2)	$3.36	$3.27	3%
FFO payout ratio(2)	68%	67%	1%

NM — not meaningful

(1)
See "Results of Operations for the Year Ended December 31, 2015 — Funds from Operations".

(2)
Excludes $28.6 million ($0.61 per stapled unit) in the third quarter of 2014 with respect to the early redemption of the 2016 Debentures (See "PERFORMANCE MEASUREMENT — Comparable funds from operations" and "Results of Operations for the Year Ended December 31, 2015 — Funds from Operations").

(in millions, except number of properties)	December 31, 2015	December 31, 2014	Change
Number of income-producing properties	98	103	(5%	)
Leaseable area (sq. ft.)	30.5	30.2	1%
Annualized lease payments	$228.6	$212.5	8%
Investment properties, fair value	$2,592.4	$2,310.4	12%

Rental Revenue and Tenant Recoveries

Rental revenue for the year ended December 31, 2015 increased $8.9 million to $216.3 million from $207.4 million in the prior year. The change in rental revenue is set out below:

Rental revenue, year ended December 31, 2014	$207.4
Acquisitions	5.4
Contractual rent adjustments	1.7
Completed projects on-stream	0.6
Renewals and re-leasing of income-producing properties	(0.8)
Vacancies and disposals of income-producing properties	(2.3)
Effect of changes in foreign currency exchange rates	3.8
Other, including straight-line adjustments to rental revenue	0.5

Rental revenue, year ended December 31, 2015	$216.3

Granite REIT 2015 17

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014 contributed $5.4 million to rental revenue;

  ii.
  a $1.7 million increase in revenue from contractual rent adjustments included $1.1 million from CPI based increases and $0.6 million from fixed contract adjustments;

  iii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.6 million to rental revenue;

  iv.
  the renewal of five leases in Canada, the United States and Spain at rental rates which were lower than the expiring lease rates decreased revenue by $1.6 million while the leasing of previously vacant properties in Canada and the United States increased revenue by $0.8 million;

  v.
  rental revenue for the year ended December 31, 2015 was negatively impacted by $2.0 million due to the sale of income-producing properties in North America and Germany and by $0.3 million due to the vacancy at an income-producing property in the United States, which was re-leased in June 2015;

  vi.
  foreign exchange had a net $3.8 million positive impact on reported rental revenues from a weakening of the Cdn. dollar against U.S. dollar denominated rents which increased rental revenues by $6.9 million and was partially offset by a $3.2 million decrease in rental revenues due to the impact of the strengthening Cdn. dollar against euro denominated rents; and

  vii.
  other items, which had a net positive impact of $0.5 million on revenue, included close-out fees received in 2015 with respect to expired leases for properties in the United States and Austria and an increase in property operating cost recoveries from tenants, partially offset by increased amortization of lease incentives in respect of the lease extensions exercised during the early part of 2014 at the Thondorf and Eurostar properties in Graz, Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $7.1 million and $6.9 million for the years ended December 31, 2015 and 2014, respectively. The $0.2 million increase in property costs was primarily related to $0.6 million of property related advisory costs associated with the Trust's review of strategic alternatives and a $0.3 million increase in property expenses recoverable from tenants, partially offset by lower advisory costs of $0.6 million related to property administration matters, including the settlement of a municipal land matter for three income-producing properties in the prior year.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2015 and 2014 were $28.3 million and $28.1 million, respectively. The $0.2 million net increase primarily consisted of:

  i.
  a severance expense of $3.5 million associated with the departure of Granite's Chief Executive Officer that, after taking into account the surrender of his units having a value of $1.7 million under the equity-based compensation plan, resulted in a net expense of $1.8 million; and

  ii.
  $1.5 million of director/trustee special committee fees and advisory costs incurred with respect to the review of strategic alternatives, partially offset by

  iii.
  $3.4 million in decreased compensation costs attributable to (i) lower headcount, (ii) a decrease in severance expense, (iii) the reduction in unit-based compensation expense in the current year and (iv) the decreased valuation of the units outstanding under Granite's unit-based compensation plans due to a decrease in the market price of the Trust's stapled units.

18 Granite REIT 2015

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $18.7 million in the year ended December 31, 2015 compared to $24.0 million in the prior year. Granite's debt profile changed significantly during 2013 and 2014 due to acquisition activities and refinancing initiatives. In July 2014, Granite issued at par $250.0 million of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures") and entered into a related cross currency interest rate swap that reduced the effective interest rate to 2.68%. In August 2014, Granite redeemed all of the 2016 Debentures. Net interest expense and other financing costs for the years ended December 31, 2015 and 2014 comprised the following:

	Years Ended December 31,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$7.6	$7.8	$(0.2)
2021 Debentures, issued July 2014(1)	6.8	3.3	3.5
2016 Debentures, redeemed August 2014	—	9.8	(9.8)

	14.4	20.9	(6.5)
Mortgages and construction loans	2.5	1.5	1.0
Other financing costs, net	1.8	1.6	0.2

	$18.7	$24.0	$(5.3)

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

The interest expense associated with the mortgages and construction loans increased $1.0 million in the year ended December 31, 2015 in comparison to the prior year primarily due to the completion of recently developed properties in the United States and foreign exchange as previously noted. Other financing costs increased $0.2 million in the year ended December 31, 2015 primarily due to an increase in interest expense associated with the outstanding draws on the revolving credit facility and a decrease in interest income.

Early Redemption Costs of Unsecured Debentures

In the year ended December 31, 2014, Granite recorded early redemption costs related to the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $0.3 million and $3.1 million in the years ended December 31, 2015 and 2014, respectively. The net foreign exchange gains of $0.3 million in the year ended December 31, 2015 primarily related to $0.5 million of foreign exchange gains from the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros, partially offset by $0.2 million in foreign exchange losses on derivative financial instruments such as foreign exchange contracts. Net foreign exchange gains for the year ended December 31, 2014 of $3.1 million included (i) $1.5 million of foreign exchange gains due to the re-measurement of a U.S. dollar denominated cash balance representing the proceeds from the sale of the Mexican properties, (ii) $0.9 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and (iii) $0.7 million of net foreign exchange gains on derivative financial instruments such as foreign exchange forwards contracts.

Granite REIT 2015 19

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $73.1 million in the year ended December 31, 2015 compared to net fair value losses on investment properties of $51.6 million in the prior year. In the year ended December 31, 2015, the net fair value gains of $73.1 million were attributable to i) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular properties acquired in Europe in 2013 and the two properties recently developed in the United States, together with favourable changes to cash flow assumptions and ii) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent leasing and renewal activities, as well as market rent increases and the reduction in operating cash outflows for certain properties in North America; partially offset by iii) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place. In the year ended December 31, 2014, the net fair value losses of $51.6 million million were attributable to changes in leasing assumptions for properties in both North America and Europe and an increase in discount and terminal capitalization rates for certain properties in Austria and Germany, partially offset by compression in discount and terminal capitalization rates for certain properties in the United States.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of $1.8 million in the year ended December 31, 2015 and net fair value gains of $0.2 million in the year ended December 31, 2014. Net fair value losses on financial instruments for the year ended December 31, 2015 included $1.5 million of fair value losses related to foreign exchange contracts outstanding at the end of the period and $0.3 million of fair value losses related to interest rate caps associated with the mortgages payable. Net fair value gains on financial instruments for the year ended December 31, 2014 included $0.5 million of fair value gains related to foreign exchange contracts outstanding at the end of the period, partially offset by $0.4 million of fair value losses related to interest rate caps associated with the mortgages payable (see note 14 to the audited combined financial statements for the year ended December 31, 2015).

Acquisition Transaction Costs

As previously noted, acquisition transaction costs of $0.2 million for the year ended December 31, 2014 primarily related to advisory costs associated with an acquisition in December 2014.

Loss (Gain) on Sale of Investment Properties

The loss on sale of investment properties of $1.4 million for the year ended December 31, 2015 was primarily related to the costs associated with the sale of six income-producing properties in Canada, the United States and Germany for aggregate gross proceeds of $16.3 million and the sale of a vacant property in Austria, which closed in the first quarter of 2016, for gross proceeds of $5.0 million.

The net gain on sale of investment properties of $1.4 million for the year ended December 31, 2014 related to the sale of a parcel of excess land located in Austria for gross proceeds of $1.7 million, net of $0.3 million of selling costs associated with the disposal of four income-producing properties located in the United States and Germany for gross proceeds of $37.6 million.

Income Tax Expense

Income tax expense for the year ended December 31, 2015 was $36.2 million. Included in tax expense for the year was a current income tax expense of $3.9 million comprised of:

  i.
  $3.4 million expense related to foreign operations;

  ii.
  $0.2 million recovery pertaining to Canadian corporate entities subject to tax;

  iii.
  $1.2 million expense related to unrecognized tax benefits;

  iv.
  $0.7 million expense related to the disposition of two properties in the United States;

20 Granite REIT 2015

  v.
  $0.4 million expense related to the liquidation of the Mexican operation; and

  vi.
  $1.6 million recovery related primarily to the settlement of an income tax audit.

Also included in income tax expense for the year ended December 31, 2015 was a deferred tax expense of $32.3 million. Virtually all of the deferred tax expense is attributable to the foreign jurisdictions that Granite operates in and is comprised of:

  i.
  $23.1 million expense related to the net fair value gains in respect of investment properties, largely on those properties acquired or developed by Granite in last three years in the United States and Europe;

  ii.
  $11.5 million expense for timing differences pertaining to tax depreciation; and

  iii.
  $2.3 million recovery of other miscellaneous timing differences including withholding taxes.

The Trust's effective tax rate was 15.6% for the year ended December 31, 2015 and was higher than the 11.8% reported for the year ended December 31, 2014. The higher effective tax rate in the current year primarily relates to a deferred tax recovery not being recognized in the year ended December 31, 2014 for each of (i) the costs incurred in Canada that were associated with the redemption of the 2016 Debentures and (ii) the fair value losses incurred on the Canadian investment properties as no deferred taxes are recorded in the entities holding those properties. This compares to the year ended December 31, 2015, where there were significantly higher fair value gains in the United States and Europe where deferred taxes are recorded.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the year ended December 31, 2015, net income from continuing operations was $195.5 million compared to $63.7 million in the prior year. The increase of $131.8 million was primarily due to net fair value gains on investment properties of $73.1 million compared to net fair value losses of $51.6 million in the prior year and the $28.6 million in early redemption costs associated with the 2016 Debentures incurred in 2014, partially offset by a $28.1 million increase in deferred income tax expense.

Net Income from Discontinued Operations

In June 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the revenue and expenses associated with the Mexican portfolio as discontinued operations in the combined financial statements. The Trust's results of operations for the three month periods ended December 31, 2015 and 2014 and the year ended December 31, 2015 were not impacted by discontinued operations as the disposition of the portfolio of Mexican properties was completed on June 26, 2014. In the year ended December 31, 2014, Granite incurred a loss on disposal of $5.1 million which included a $4.6 million closing adjustment and $0.5 million in associated selling costs. Also as a result of the disposition of the Mexican operations, net cumulative foreign currency translation gains of $5.7 million, which had been recorded in other comprehensive income, were

Granite REIT 2015 21

reclassified to net income. Net income from discontinued operations and the related gain on sale for the year ended December 31, 2014 comprised the following:

Year Ended December 31, 2014
Rental revenue	$7.1
Income before income taxes(1)	7.0
Income tax expense	(1.7)

Income from discontinued operations before gain on sale of disposed properties	5.3
Loss on sale of investment properties	(5.1)
Reclassification of cumulative foreign currency translation amounts related to foreign operation disposed of in the year	5.7
Income tax recovery	0.9

Net gain on sale of disposed properties	1.5

Net income from discontinued operations	$6.8

(1)
Income before income taxes included $7.1 million of rental revenue, net of $0.1 million of operating costs and nominal net fair value losses on investment properties.

Net Income

Net income was $195.5 million in the year ended December 31, 2015 in comparison to $70.4 million in the prior year. The increase of $125.1 million was due to a $131.8 million increase in net income from continuing operations for the reasons previously noted, partially offset by a $6.8 million decrease in net income from discontinued operations.

22 Granite REIT 2015

Funds From Operations

	Years Ended December 31,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$193,334	$70,213
Add (deduct):
Fair value losses (gains) on investment properties, net	(73,082)	51,620
Fair value losses (gains) on financial instruments	1,760	(177)
Acquisition transaction costs	—	189
Loss (gain) on sale of investment properties	1,413	(1,416)
Current income tax expense associated with the sale of investment properties	701	1,538
Deferred income tax expense	32,295	4,238
Non-controlling interests relating to the above	1,945	(104)
FFO adjustments related to discontinued operations	—	(848)

FFO	$158,366	$125,253	26%
Early redemption costs of unsecured debentures	—	28,580

Comparable FFO	$158,366	$153,833	3%

Basic FFO per stapled unit	$3.37	$2.66	26%

Diluted FFO per stapled unit	$3.36	$2.66	26%

Basic comparable FFO per stapled unit	$3.37	$3.27	3%

Diluted comparable FFO per stapled unit	$3.36	$3.27	3%

Basic number of stapled units outstanding	47,017	47,001

Diluted number of stapled units outstanding	47,097	47,071

Comparable FFO for the years ended December 31, 2015 and 2014 was $158.4 million and $153.8 million, respectively. The $4.6 million increase in comparable FFO was primarily due to:

  i.
  a $8.9 million increase in rental revenue; and

  ii.
  a $5.3 million decrease in interest expense.

  These increases were partially offset by:

  i.
  a $2.8 million reduction in foreign exchange gains;

  ii.
  a $0.5 million increase in current income tax expense; and

  iii.
  a $5.9 million decrease in FFO from discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $34.8 million and $159.8 million in the three month period and year ended December 31, 2015, respectively. At December 31, 2015, the Trust had cash and cash equivalents of $119.2 million and unitholders' equity of $1.8 billion.

Granite REIT 2015 23

Cash Flows

Three Months Ended December 31, 2015

Components of the Trust's cash flows for the three month periods ended December 31, 2015 and 2014 were as follows:

	Three months ended December 31,
	2015	2014
Operating Activities
Net income from continuing operations	$45.4	$21.3
Items not involving current cash flows	(4.2)	17.2
Current income tax expense	0.6	1.7
Income taxes paid	(1.7)	(0.3)
Interest expense	4.5	3.9
Interest paid	(4.8)	(3.2)
Changes in working capital balances from continuing operations	(5.0)	(1.5)

Cash provided by operating activities from continuing operations	34.8	39.1
Cash used in operating activities from discontinued operations	—	(0.2)

Cash provided by operating activities	$34.8	$38.9

Investing Activities
Acquisitions	$—	$(79.0)
Investment properties and fixed asset additions	(6.1)	(15.8)
Cash provided by other investing activities from continuing operations	1.5	14.6

Cash used in investing activities	$(4.6)	$(80.2)

Financing Activities
Distributions paid	$(27.1)	$(25.8)
Proceeds from issuance of debt	1.7	71.7
Repayments of bank indebtedness	(25.2)	—
Repayments of secured long-term debt	(0.3)	(0.1)
Cash used in other financing activities	(0.1)	(0.4)

Cash provided by (used in) financing activities	$(51.0)	$45.4

Operating Activities

In the three month period ended December 31, 2015, operating activities from continuing operations generated cash of $34.8 million compared to $39.1 million in the prior year period. The decrease of $4.3 million was primarily due to a decrease in foreign exchange gains of $1.4 million, an increase in interest paid of $1.6 million, a $1.4 million increase in income taxes paid and a $3.5 million increase in cash used in changes in working capital balances, partially offset by an increase of $3.9 million in rental revenue.

In the three month period ended December 31, 2015, changes in working capital balances used cash of $5.0 million. The components comprised a decrease in accounts payable and accrued liabilities of $2.0 million primarily due to the timing of payments for property-related and administrative expenses and a decrease in deferred revenue of $3.1 million due to the timing of rental receipts.

For the three month period ended December 31, 2014, the change in working capital balances used cash of $1.5 million and was primarily comprised of a $3.8 million decrease in accounts payable and accrued liabilities, primarily due to the release of deposits related to the sale of an income-producing property which closed in the fourth quarter of 2014, partially offset by a $0.9 million decrease in accounts receivable and an increase in deferred revenue of $0.9 million, both related to the timing of rental receipts.

24 Granite REIT 2015

Investing Activities

Investing activities for the three month period ended December 31, 2015 used net cash of $4.6 million, which was comprised of primarily investment property capital expenditures for properties in North America, the Netherlands and Poland of $6.1 million, partially offset by a $1.5 million reduction in restricted cash due to the reimbursement of improvements for a property in the Netherlands (see "INVESTMENT PROPERTIES — Income-Producing Properties").

Cash used in investing activities for the fourth quarter of 2014 of $80.2 million was primarily due to cash payments of $79.0 million related to the acquisition of three properties in the United States and investment property capital expenditures of $15.7 million primarily related to the construction of an industrial property in Pennsylvania, United States and for an expansion project in Austria, partially offset by net proceeds of $14.6 million on the disposal of two income-producing properties in the United States and Germany as well as excess land in Austria.

Financing Activities

Cash used in financing activities for the three month period ended December 31, 2015 of $51.0 million was primarily attributed to $27.1 million of distribution payments and $25.2 million of repayments of U.S. dollar denominated bank indebtedness, partially offset by $1.7 million of proceeds from the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing").

Cash provided by financing activities for the three month period ended December 31, 2014 of $45.4 million was primarily attributed to $62.8 million of borrowings from U.S. dollar denominated bank indebtedness and $8.9 million of proceeds from the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing") net of distribution payments of $25.8 million.

Year Ended December 31, 2015

Operating Activities

	Years Ended December 31,
	2015	2014
Net income from continuing operations	$195.5	$63.7
Items not involving current cash flows	(34.4)	64.5
Tenant allowance	—	(37.8)
Current income tax expense	3.9	4.3
Income taxes paid	(5.9)	(4.4)
Interest expense	17.3	22.6
Interest paid	(17.2)	(19.4)
Changes in working capital balances from continuing operations	0.6	(6.1)

Cash provided by operating activities from continuing operations	159.8	87.4
Cash provided by operating activities from discontinued operations	—	5.5

Cash provided by operating activities	$159.8	$92.9

For the year ended December 31, 2015, operating activities from continuing operations generated cash of $159.8 million compared to $87.4 million in the prior year. Excluding the $37.8 million tenant allowance payment made in the first quarter of 2014, which was related to the incentive provided in connection with the Thondorf lease extension, and the $27.7 million redemption premium payment associated with the early redemption of the 2016 Debentures, cash provided by operating activities from continuing operations for the year ended December 31, 2014 would have been $152.9 million. The $6.9 million net increase over the prior year was primarily related to:

  i.
  an $8.0 million increase in rental revenue (excluding the straight-line adjustment); and

Granite REIT 2015 25

  ii.
  a $6.7 million increase in cash provided by changes in working capital balances; partially offset by

  iii.
  a $2.8 million decrease in net foreign exchange gains; and

  iv.
  a $1.5 million increase in income taxes paid.

The change in working capital balances for the year ended December 31, 2015, which generated cash of $0.6 million, is primarily due to a $1.3 million increase in deferred revenue from the timing of rental receipts and a $1.4 million increase in accounts payable and accrued liabilities primarily attributable to compensation related and professional fee accruals, partially offset by a $1.5 million increase in accounts receivable primarily attributable to a value-added tax receivable associated with the development land acquisition and construction expenditures for a property in Wroclaw, Poland and a $0.7 increase in restricted cash.

The change in working capital balances for the year ended December 31, 2014 reflected a use of cash of $6.1 million due to a $6.4 million decrease in accounts payable and accrued liabilities, which included payments of acquisition expenses incurred in 2013, and lower property-related and professional fee accruals.

Cash provided by operating activities from discontinued operations for the year ended December 31, 2014 of $5.5 million primarily consisted of $7.1 million of rental revenue, partially offset by $1.0 million of income taxes paid.

Investing Activities

Investing activities for the year ended December 31, 2015 used cash of $20.8 million. The major components included $26.6 million of investment property capital expenditures primarily for projects in the United States, Austria, the Netherlands and Poland, $6.0 million paid with respect to the acquisition of development land in Poland and $7.7 million of income tax payments related to discontinued operations, partially offset by $15.4 million of net proceeds received on the disposal of six income-producing properties and a $4.3 million reduction in restricted cash due to the reimbursement of improvements for a property in the Netherlands (see "INVESTMENT PROPERTIES — Income-Producing Properties").

Investing activities for the year ended December 31, 2014 provided cash of $20.1 million. The major components included $104.4 million of proceeds received from the disposition of the Mexican properties which was net of $5.1 million of income tax instalments, $39.1 million of net proceeds received on the disposal of five other properties, partially offset by $79.0 million of cash payments related to the acquisition of three properties in the United States and $43.7 million of investment property capital expenditures across several properties.

Financing Activities

For the year ended December 31, 2015, financing activities used cash of $144.0 million which largely comprised distribution payments of $108.3 million and $51.7 million of repayments of U.S. dollar denominated bank indebtedness, partially offset by $17.2 million of U.S. dollar secured long-term debt borrowings for the recently completed developed property in Pennsylvania, United States.

For the year ended December 31, 2014, financing activities used cash of $90.7 million which was largely comprised of the following:

  i.
  the $265.0 million repayment of the 2016 Debentures;

  ii.
  distribution payments of $103.2 million; and

  iii.
  payments of $2.4 million for financing costs related to the 2021 Debentures and the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing");

that were partially offset by:

  iv.
  $250.0 million of proceeds received from the issuance of the 2021 Debentures;

  v.
  $8.1 million of net U.S. dollar denominated borrowings from bank indebtedness;

26 Granite REIT 2015

  vi.
  U.S. dollar secured long-term debt borrowings of $19.8 million; and

  vii.
  $1.8 million received upon the exercise of unit options.

Bank and Debenture Financing

Granite's debt consists of the following:

	December 31, 2015		December 31, 2014
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$447.7	76%	$447.0	77%
Cross currency interest rate swaps, net	25.3	4	3.4	1
Mortgages, net	49.0	9	41.9	7
Construction loans, net	48.0	8	24.2	4
Bank indebtedness	19.4	3	62.6	11

	$589.4	100%	$579.1	100%

Fair value of investment properties	$2,592.4		$2,310.4

Leverage ratio(1)	23%		25%

(1)
See "SIGNIFICANT MATTERS — Performance Measurement — Leverage Ratio".

Unsecured Debentures and Cross Currency Interest Rate Swaps

On July 3, 2014, Granite issued $250.0 million of Series 2 senior debentures due July 5, 2021. Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the 2016 Debentures. At December 31, 2015, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.8 million.

Also on July 3, 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at December 31, 2015, the fair value of the cross currency interest rate swap was a net financial liability of $9.9 million.

On October 2, 2013, Granite issued $200.0 million Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2015, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $198.9 million.

Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at December 31, 2015, the fair value of the cross currency interest rate swap was a net financial liability of $15.4 million.

In December 2004, Granite issued $265.0 million of unsecured debentures, which were due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. As noted earlier, in the third quarter of 2014, the 2016 Debentures were fully redeemed for an aggregate redemption price of $294.7 million, which included a redemption premium of $27.7 million and accrued and unpaid interest of $2.0 million.

Granite REIT 2015 27

Mortgages

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $49.0 million (U.S. $35.4 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

Construction Loans

On June 20, 2014, Granite entered into the 2017 Construction Loan for U.S. $26.2 million relating to land that was previously held for development (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At December 31, 2015, the amount outstanding net of issuance costs was $28.3 million (U.S. $20.4 million).

In July 2013, the Trust entered into a secured construction loan (the "2016 Construction Loan") for U.S. $17.0 million relating to the construction of a logistics-warehouse facility in the United States. The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At December 31, 2015, the amount outstanding net of issuance costs was $19.8 million (U.S. $14.3 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At December 31, 2015, the Trust had $19.4 million (U.S. $14.0 million) drawn under the Granite Credit Facility and $0.6 million in letters of credit issued against the Granite Credit Facility.

The Granite Credit Facility replaced an unsecured senior revolving credit facility in the amount of $175.0 million that was available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit and would have matured on February 1, 2015.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2015, the Trust was in compliance with its debt agreements and related covenants.

28 Granite REIT 2015

Credit Ratings

On December 10, 2015, Moody's Investors Service, Inc. confirmed its credit rating of the Trust of Baa2 with a stable outlook. On March 20, 2015, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended December 31,		Years ended December 31,
(in thousands)	2015	2014	2015	2014
Net income	$45,431	$21,356	$195,540	$70,417

Cash flows provided by operating activities	34,806	38,924	159,844	92,863
Distributions paid and payable	(27,082)	(26,234)	(108,327)	(103,641)

Cash flows from operating activities over (under) distributions paid and payable	$7,724	$12,690	$51,517	$(10,778)

Distributions declared to stapled unitholders in the three month periods ended December 31, 2015 and 2014 were $27.1 million or 57.6 cents per stapled unit and $26.2 million or 55.8 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2015 and 2014 were $108.3 million or $2.30 per stapled unit and $103.6 million or $2.21 per stapled unit, respectively. Distributions for the three month periods ended December 31, 2015 and 2014 as well as for the year ended December 31, 2015 were funded with cash flows from operations. Excluding the $27.7 million redemption premium associated with the early redemption of the 2016 Debentures that was funded with the proceeds from the sale of the Mexican properties and the $37.8 million lease incentive related to the Thondorf lease extension that was funded with cash on hand, cash provided by operating activities for the year ended December 31, 2014 would have been $158.4 million, being a more representative amount and more comparable to the current year. The Trust expects distributions to be funded from cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer and Interim Chief Executive Officer of Granite has evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). He has concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information relating to Granite and its subsidiaries would be made known to him by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, the Trust will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Granite REIT 2015 29

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust. Under the supervision and with the participation of Granite's Chief Financial Officer and Interim Chief Executive Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2015.

Deloitte LLP, an independent registered public accounting firm, who audited the Trust's combined financial statements as at and for the year ended December 31, 2015 and whose report is included in the Trust's annual report for fiscal 2015, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2015. The attestation report precedes the financial statements included in the Trust's annual report for fiscal 2015.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there have been no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Financial Officer and Interim Chief Executive Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

30 Granite REIT 2015

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2015, future payments, including interest payments, under these contractual obligations were as follows:

		Payments due by year
(in thousands) As at December 31, 2015
	Total	2016	2017	2018	2019	2020	Thereafter
Unsecured debentures	$450,000	$—	$—	$200,000	$—	$—	$250,000
Cross currency interest rate swaps	25,252	—	—	15,359	—	—	9,893
Secured long-term debt	97,359	21,010	60,460	15,889	—	—	—
Bank indebtedness	19,376	—	—	19,376	—	—	—
Interest payments:
Unsecured debentures, net of cross currency interest rate swaps	63,864	14,432	14,432	14,432	6,873	6,873	6,822
Secured long-term debt	3,850	2,457	1,227	166	—	—	—
Bank indebtedness	694	333	333	28	—	—	—
Contingent consideration	5,746	—	—	5,746	—	—	—
Lease incentive payable	9,017	—	—	9,017	—	—	—
Construction and development commitments	4,328	4,328	—	—	—	—	—

	$679,486	$42,560	$76,452	$280,013	$6,873	$6,873	$266,715

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

Off-balance sheet arrangements consisted of $0.6 million in letters of credit, construction and development project commitments of approximately $4.3 million and $1.2 million related to certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 6, 7, 8, 9, 18 and 22 to the audited combined financial statements for the year ended December 31, 2015 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, please refer to note 20 to the audited combined financial statements for the year ended December 31, 2015.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,016,785 stapled units issued and outstanding.

DISTRIBUTIONS

On March 2, 2016, the Trust increased its monthly distribution to 20.3 cents per stapled unit to reflect a targeted annualized distribution of approximately $2.44 per stapled unit. Prior to the increase, Granite REIT's monthly distribution to unitholders was 19.2 cents per stapled unit, representing, on an annualized basis, $2.30 per stapled unit. Total distributions declared in the year ended December 31, 2015 were $108.3 million. In January and February 2016, Granite declared monthly distributions of 19.2 cents per stapled unit or $9.0 million, with respect to the one month periods ended January 31, 2016 and February 29, 2016, respectively. The distribution declared in January 2016 was paid on February 16, 2016 and the distribution declared in February 2016 will be paid on March 15, 2016.

Granite REIT 2015 31

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2015. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2015. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. There has been no change in the valuation methodology used during the year. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 of the audited combined financial statements for the year ended December 31, 2015 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

32 Granite REIT 2015

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2015, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") which will replace IAS 39 — Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments.The standard has a

Granite REIT 2015 33

mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 — Leases ("IFRS 16") which replaces IAS 17 — Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2015.

34 Granite REIT 2015

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2015 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit information) Years ended December 31,	2015	2014	2013
Rental revenue and tenant recoveries	$216,299	$207,410	$189,900

Net income attributable to stapled unitholders:
Continuing operations	$193,334	$63,456	$143,209
Discontinued operations	—	6,757	1,822

Net income attributable to stapled unitholders	$193,334	$70,213	$145,031
Add (deduct):
Fair value losses (gains) on investment properties	(73,082)	51,620	16,182
Fair value losses (gains) on financial instruments	1,760	(177)	(72)
Gain on Meadows holdback	—	—	(5,143)
Acquisition transaction costs	—	189	14,246
Loss (gain) on sale of investment properties	1,413	(1,416)	778
Current income tax expense associated with sale of investment properties	701	1,538	—
Deferred income tax expense	32,295	4,238	(41,856)
Non-controlling interests relating to the above	1,945	(104)	(105)
FFO adjustments related to discontinued operations	—	(848)	9,224

FFO	$158,366	$125,253	$138,285
Adjustments to calculate comparable FFO	—	28,580	4,220

Comparable FFO(1)	$158,366	$153,833	$142,505

Total assets(2)	$2,731,837	$2,447,758	$2,468,633

Total unsecured debentures, mortgages, construction loans and bank indebtedness(3)	$564,024	$575,773	$557,106

Basic FFO per stapled unit	$3.37	$2.66	$2.95

Diluted FFO per stapled unit	$3.36	$2.66	$2.95

Basic comparable FFO per stapled unit(1)	$3.37	$3.27	$3.04

Diluted comparable FFO per stapled unit(1)	$3.36	$3.27	$3.04

Cash distributions declared per stapled unit	$2.30	$2.21	$2.11

Payout ratio(1)	68%	67%	69%

Basic stapled units outstanding	47,017	47,001	46,925

Diluted stapled units outstanding	47,097	47,071	46,949

(1)
Comparable FFO in the year ended December 31, 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures. Comparable FFO in the year ended December 31, 2013 excludes the $4.2 million of withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

(2)
Change primarily due to investment properties. See "INVESTMENT PROPERTIES" and note 4 to the audited combined financial statements for the year ended December 31, 2015.

(3)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

Granite REIT 2015 35

(in thousands, except per unit information)	Mar 31, 2015(1)	Jun 30, 2015(1)	Sep 30, 2015(1)	Dec 31, 2015(1)	Total 2015
Rental revenue and tenant recoveries	$53,036	$53,470	$54,854	$54,939	$216,299

Net income attributable to stapled unitholders from:
Continuing operations	$54,362	$46,097	$47,710	$45,165	$193,334
Discontinued operations	—	—	—	—	—

Net income attributable to stapled unitholders	$54,362	$46,097	$47,710	$45,165	$193,334
Add (deduct):
Fair value gains on investment properties	(25,243)	(21,511)	(15,287)	(11,041)	(73,082)
Fair value losses (gains) on financial instruments	(611)	851	1,258	262	1,760
Loss on sale of investment properties	185	48	726	454	1,413
Current income tax expense associated with sale of investment properties	350	—	351	—	701
Deferred income tax expense	9,353	12,710	5,746	4,486	32,295
Non-controlling interests relating to the above	399	2,109	(733)	170	1,945

FFO	$38,795	$40,304	$39,771	$39,496	$158,366

Basic FFO per stapled unit	$0.82	$0.86	$0.85	$0.84	$3.37

Diluted FFO per stapled unit	$0.82	$0.86	$0.84	$0.84	$3.36

Basic comparable FFO per stapled unit	$0.82	$0.86	$0.85	$0.84	$3.37

Diluted comparable FFO per stapled unit	$0.82	$0.86	$0.84	$0.84	$3.36

Cash distributions declared per stapled unit	$0.58	$0.57	$0.58	$0.57	$2.30

Payout ratio	70%	67%	68%	69%	68%

Basic stapled units outstanding	47,017	47,017	47,017	47,017	47,017

Diluted stapled units outstanding	47,085	47,087	47,100	47,025	47,097

(1)
The results for 2015 included $25.2 million, $21.5 million, $15.3 million and $11.0 million ($20.8 million, $12.4 million, $9.8 million and $6.9 million net of income taxes) in the first, second, third and fourth quarters of net fair value gains on investment properties.

36 Granite REIT 2015

(in thousands, except per unit information)	Mar 31, 2014(1)	Jun 30, 2014(1)	Sep 30, 2014(1)	Dec 31, 2014(1)	Total 2014
Rental revenue and tenant recoveries	$52,933	$52,160	$51,301	$51,016	$207,410

Net income attributable to stapled unitholders from:
Continuing operations	$12,067	$26,299	$3,636	$21,454	$63,456
Discontinued operations	2,388	4,369	—	—	6,757

Net income attributable to stapled unitholders	$14,455	$30,668	$3,636	$21,454	$70,213
Add (deduct):
Fair value losses on investment properties	23,553	5,570	4,704	17,793	51,620
Fair value losses (gains) on financial instruments	38	(377)	124	38	(177)
Acquisition transaction costs	—	—	—	189	189
Loss (gain) on sale of investment properties	182	—	80	(1,678)	(1,416)
Current income tax expense associated with sale of investment properties	1,099	—	—	439	1,538
Deferred income tax expense	(1,051)	5,541	1,580	(1,832)	4,238
Non-controlling interests relating to the above	10	34	9	(157)	(104)
FFO adjustments related to discontinued operations	718	(1,566)	—	—	(848)

FFO	$39,004	$39,870	$10,133	$36,246	$125,253
Adjustments to calculate comparable FFO(2)	—	—	28,580	—	28,580

Comparable FFO(2)	$39,004	$39,870	$38,713	$36,246	$153,833

Basic and diluted FFO per stapled unit	$0.83	$0.85	$0.22	$0.77	$2.66

Basic and diluted comparable FFO per stapled unit(2)	$0.83	$0.85	$0.82	$0.77	$3.27

Cash distributions declared per stapled unit	$0.55	$0.55	$0.55	$0.56	$2.21

Payout ratio(2)	66%	65%	67%	72%	67%

Basic stapled units outstanding	46,962	47,014	47,014	47,014	47,001

Diluted stapled units outstanding	46,973	47,070	47,083	47,091	47,071

(1)
The results for 2014 included $23.6 million, $5.6 million, $4.7 million,and $17.8 million ($22.8 million, $5.0 million, $2.9 million and $16.3 million net of income taxes) in the first, second, third and fourth quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter related to the early redemption of the 2016 Debentures.

(2)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures.

FORWARD-LOOKING STATEMENTS

This MD&A and accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether

Granite REIT 2015 37

or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2015 dated March 2, 2016, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2015 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

38 Granite REIT 2015

Audited Combined Financial Statements of
Granite Real Estate Investment Trust and
Granite REIT Inc.
 For the year ended December 31, 2015

Granite REIT 2015 39

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively the "Trust") is responsible for the preparation and presentation of the combined financial statements and all information included in the 2015 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management's best judgement in the circumstances. Financial information as presented elsewhere in the 2015 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2015 and based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust's Chief Financial Officer and Interim Chief Executive Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), has provided a SOX-related certification in connection with the Trust's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with Multilateral Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust's Audit Committees are appointed by their respective Boards and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors' Reports outline the nature of their examination and their opinion on the combined financial statements of the Trust and the effectiveness of the Trust's internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

Michael Forsayeth
Chief Financial Officer and Interim Chief Executive Officer

Toronto, Canada,
March 2, 2016

40 Granite REIT 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the accompanying combined financial statements of Granite Real Estate Investment Trust and Granite REIT Inc. and subsidiaries (collectively, the "Trust"), which comprise the combined balance sheets as at December 31, 2015 and December 31, 2014 and the combined statements of income, combined statements of comprehensive income, combined statements of unitholders' equity and combined statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2015 and December 31, 2014 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2016 expressed an unqualified opinion on the Trust's internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
March 2, 2016
Toronto, Canada

Granite REIT 2015 41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and Granite REIT Inc. and subsidiaries (collectively, the "Trust") as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the combined financial statements as of and for the year ended December 31, 2015 of the Trust and our report dated March 2, 2016 expressed an unmodified opinion on those financial statements.

Chartered Professional Accountants
Licensed Public Accountants
March 2, 2016
Toronto, Canada

42 Granite REIT 2015

Combined Balance Sheets
(Canadian dollars in thousands)

As at December 31,	Note	2015	2014
ASSETS
Non-current assets:
Investment properties	4	$2,592,386	$2,310,378
Deferred tax assets	11	7,776	7,206
Fixed assets, net		1,197	1,746
Other assets	5	1,629	1,879
Cross currency interest rate swap	6	—	481

		2,602,988	2,321,690
Current assets:
Accounts receivable		3,849	2,247
Income taxes receivable	11	3,172	921
Prepaid expenses and other		1,337	1,885
Restricted cash		1,336	4,782
Cash and cash equivalents		119,155	116,233

Total assets		$2,731,837	$2,447,758

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	6	$447,657	$447,049
Cross currency interest rate swaps	6	25,252	3,829
Secured long-term debt	7	76,117	65,247
Deferred tax liabilities	11	207,966	155,708
Other non-current liabilities	8	12,884	10,809

		769,876	682,642
Current liabilities:
Deferred revenue		7,061	5,299
Bank indebtedness	9	19,376	62,645
Current portion of secured long-term debt	7	20,874	832
Accounts payable and accrued liabilities	10	39,015	36,649
Distributions payable		9,027	9,027
Income taxes payable	11	7,821	14,421

Total liabilities		873,050	811,515

Equity:
Stapled unitholders' equity		1,849,031	1,629,985
Non-controlling interests		9,756	6,258

Total equity		1,858,787	1,636,243

Total liabilities and equity		$2,731,837	$2,447,758

Commitments and contingencies (note 22)
See accompanying notes
On behalf of the Boards:

/S/ G. WESLEY VOORHEIS Director/Trustee	/S/ GERALD J. MILLER Director/Trustee

Granite REIT 2015 43

Combined Statements of Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2015	2014
Rental revenue and tenant recoveries			$216,299	$207,410
Property operating costs	14	(a)	7,062	6,876
General and administrative expenses	14	(b)	28,317	28,061
Depreciation and amortization			720	621
Interest expense and other financing costs, net	14	(c)	18,746	23,967
Early redemption costs of unsecured debentures	6	(c)	—	28,580
Foreign exchange gains, net			(333)	(3,063)
Fair value losses (gains) on investment properties, net	4		(73,082)	51,620
Fair value losses (gains) on financial instruments	14	(d)	1,760	(177)
Acquisition transaction costs			—	189
Loss (gain) on sale of investment properties	4		1,413	(1,416)

Income before income taxes			231,696	72,152
Income tax expense	11		36,156	8,492

Net income from continuing operations			195,540	63,660
Net income from discontinued operations	15		—	6,757

Net income			$195,540	$70,417

Net income attributable to:
Stapled unitholders
Continuing operations			$193,334	$63,456
Discontinued operations			—	6,757

			193,334	70,213

Non-controlling interests
Continuing operations			2,206	204
Discontinued operations			—	—

			2,206	204

			$195,540	$70,417

See accompanying notes

44 Granite REIT 2015

Combined Statements of Comprehensive Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2015	2014
Net income			$195,540	$70,417
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			165,633	(9,358)
Unrealized gain (loss) on cross currency interest rate swaps(1)	6	(d)	(21,822)	6,200
Net foreign exchange loss on net investment hedge, includes income taxes of nil(1)			(8,387)	(1,393)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the year	15		—	(5,722)

Total other comprehensive income (loss)			135,424	(10,273)

Comprehensive income			$330,964	$60,144

(1) Items that may be reclassified subsequently to net income
Comprehensive income attributable to:
Stapled unitholders
Continuing operations			$327,377	$57,943
Discontinued operations			—	1,666

			327,377	59,609

Non-controlling interests
Continuing operations			3,587	535
Discontinued operations			—	—

			3,587	535

Comprehensive income			$330,964	$60,144

See accompanying notes

Granite REIT 2015 45

Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)

Year Ended December 31, 2015	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2015	47,017		$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243
Net income	—		—	—	193,334	—	193,334	2,206	195,540
Other comprehensive income	—		—	—	—	134,043	134,043	1,381	135,424
Distributions	—		—	—	(108,327)	—	(108,327)	(215)	(108,542)
Contributions from non-controlling interests	—		—	—	—	—	—	126	126
Units issued on settlement of deferred stapled units	—	(1)	1	—	—	—	1	—	1
Units redeemed	—	(2)	(5)	—	—	—	(5)	—	(5)

Equity at December 31, 2015	47,017		$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787

(1)
37 stapled units were issued

(2)
126 stapled units were redeemed

Year Ended December 31, 2014	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2014	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510
Net income	—	—	—	70,213	—	70,213	204	70,417
Other comprehensive income (loss)	—	—	—	—	(10,604)	(10,604)	331	(10,273)
Distributions	—	—	—	(103,641)	—	(103,641)	(221)	(103,862)
Contributions from non-controlling interests	—	—	—	—	—	—	661	661
Units issued on exercise of stapled unit options	50	1,916	—	—	—	1,916	—	1,916
Units issued on settlement of deferred stapled units	22	874	—	—	—	874	—	874

Equity at December 31, 2014	47,017	$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243

See accompanying notes

46 Granite REIT 2015

Combined Statements of Cash Flows
(Canadian dollars in thousands)

Years ended December 31,	Note		2015	2014
OPERATING ACTIVITIES
Net income from continuing operations			$195,540	$63,660
Items not involving current cash flows	17	(a)	(34,435)	64,503
Tenant allowance			—	(37,769)
Current income tax expense	11	(a)	3,861	4,254
Income taxes paid			(5,921)	(4,377)
Interest expense			17,326	22,625
Interest paid			(17,192)	(19,349)
Changes in working capital balances from continuing operations	17	(b)	665	(6,156)

Cash provided by operating activities from continuing operations			159,844	87,391
Cash provided by operating activities from discontinued operations			—	5,472

Cash provided by operating activities			159,844	92,863

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	4		15,371	39,095
Capital expenditures			(26,570)	(43,701)
Restricted cash used for property improvements			4,341	—
Business acquisitions	3		—	(75,149)
Acquisition of development land	3		(5,990)	(3,831)
Fixed asset additions			(164)	(458)
Increase in other assets			(50)	(199)
Cash provided by (used in) investing activities from discontinued operations	4,15		(7,725)	104,370

Cash provided by (used in) investing activities			(20,787)	20,127

FINANCING ACTIVITIES
Distributions paid			(108,327)	(103,205)
Proceeds from unsecured debentures	6		—	250,000
Repayment of unsecured debentures	6		—	(265,000)
Proceeds from secured long-term debt			17,213	19,784
Repayment of secured long-term debt			(1,063)	(225)
Proceeds from bank indebtedness			—	62,813
Repayments of bank indebtedness			(51,656)	(54,740)
Financing costs paid			(33)	(2,361)
Contributions from non-controlling interests			126	661
Distributions to non-controlling interests			(215)	(221)
Redemption of stapled units			(3)	—
Proceeds from units issued			—	1,781

Cash used in financing activities			(143,958)	(90,713)

Effect of exchange rate changes on cash and cash equivalents			7,823	(1,564)

Net increase in cash and cash equivalents during the year			2,922	20,713
Cash and cash equivalents, beginning of year			116,233	95,520

Cash and cash equivalents, end of year			$119,155	$116,233

See accompanying notes

Granite REIT 2015 47

Notes to Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)

1.  NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 2, 2016.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below have been applied consistently to all periods presented in these combined financial statements.

(a)
Basis of Presentation and Statement of Compliance

  The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

48 Granite REIT 2015

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Trust Units

  The stapled units are redeemable at the option of the holder and therefore are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation and are therefore presented as equity for purposes of that standard.

(d)
Investment Properties

  The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40 Investment Property. For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

  Income-Producing Properties

  The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(j)), tenant inducements and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

  When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs and the carrying amount of the property and is recognized in net income in the period of disposal.

  Properties Under Development

  The Trust's development properties are classified as such until the property is substantially completed and available for occupancy. The Trust capitalizes acquisition, development and expansion costs, including direct construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust's average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

  Properties under development are measured at fair value as stated above, however, where fair value is not reliably determinable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably determinable.

(e)
Business Combinations

  The Trust accounts for investment property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state for the

Granite REIT 2015 49

  purpose of providing a return to the unitholders. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

  The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

  Acquisition related costs are expensed as incurred.

  Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") in net income.

  Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)
Foreign Currency Translation

  The assets and liabilities of the Trust's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

  In preparing the financial statements of each entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

  •
  The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks;

  •
  Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income; and

  •
  Exchange differences on foreign currency borrowings related to capitalized interest for assets under construction.

(g)
Financial Instruments and Hedging

  Financial assets

  The Trust classifies its financial assets upon initial recognition as fair value through profit or loss ("FVTPL"), held to maturity, loans and receivables or available for sale.

  Loans and receivables, which include accounts receivable, cash and cash equivalents, restricted cash and certain other assets, are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment. A provision for impairment is recognized when there is objective

50 Granite REIT 2015

  evidence that collection may not be possible under the original terms of the contract. Indicators of impairment include default on payments and significant financial difficulty of the tenant or counterparty. The carrying amount of the asset is reduced through a provision account, and the amount of the loss is recognized in net income. Bad debt write-offs occur when the Trust determines collection is unlikely. Any subsequent recoveries of amounts previously written off are credited against general and administrative expenses in net income. Accounts receivable that are more than one month past due are not considered impaired unless there is evidence that collection is not possible.

  The Trust does not currently have any financial assets classified as held to maturity or available for sale.

  Financial liabilities

  The Trust classifies its financial liabilities upon initial recognition as FVTPL or other financial liabilities. Other financial liabilities, which include unsecured debentures, secured long-term debt, bank indebtedness, accounts payable and accrued liabilities, distributions payable and certain other liabilities, are measured at amortized cost. The Trust's policy for the treatment of financing costs related to the issuance of long term debt is to present debt instruments on the balance sheet net of the related financing costs, with the net balance accreting to the face value of the debt over its term following the effective interest method. The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility on a straight-line basis.

  Derivatives and Hedging

  Derivative instruments, including the cross currency interest rate swaps, foreign exchange forward contracts and interest rate caps, are recorded in the combined balance sheet at fair value including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the statement of income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(h)
Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition.

  Restricted cash represents segregated cash accounts for a specific purpose and cannot be used for general corporate purposes.

(i)
Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

Granite REIT 2015 51

(j)
Revenue Recognition

  Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust's rental properties have been transferred to its tenants, the Trust's leases are accounted for as finance leases. For leases involving land and buildings, the Trust evaluates the land and building separately in determining the appropriate lease treatment, unless the fair value of the land at the inception of the lease is considered to be immaterial. All of the Trust's current leases (the "Leases") are operating leases.

  The majority of the Leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and non-structural repairs and maintenance. Revenues and operating expenses for these Leases do not include any amounts related to operating costs paid directly by such lessees. The remaining Leases generate rental revenue that includes the recovery of operating costs.

  The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease.

(k)
Unit-Based Compensation Plans

  Incentive Stock Option Plan

  Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. A liability was recognized for outstanding options based upon the fair value as the Trust is an open ended trust making its units redeemable. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

  Executive Deferred Stapled Unit Plan

  The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for executive deferred stapled units granted under the plan is recognized as general and administrative expenses with a corresponding liability recognized based on the fair value of the Trust's stapled units as the Trust is an open ended trust making its units redeemable. During the period in which the executive deferred stapled units are outstanding, the liability is adjusted for changes in the market value of the Trust's stapled unit, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

  Director/Trustee Deferred Share Unit Plan

  The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur.

52 Granite REIT 2015

(l)
Income Taxes

  Operations in Canada

  Granite qualifies as a mutual fund trust under the Income Tax Act (Canada) (the "Act") and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

  The Trust's qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties. Current income tax related to certain taxable Canadian entities is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Operations in the United States

  The Trust's investment property operations in the United States are conducted in a qualifying United States REIT ("US REIT") for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

  As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

  Operations in Europe

  The Trust consolidates certain entities that continue to be subject to income tax.

  Income taxes for taxable entities in Europe, as well as other entities in Canada or the United States subject to tax, are recorded as follows:

  Current Income Tax

  The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Deferred Income Tax

  Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported in the combined financial statements. Deferred income tax is measured using tax rates and laws that are enacted and substantively enacted as at each balance sheet date and are expected to apply when the temporary differences are expected to reverse. Deferred income tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary difference can be utilized.

  Each of current and deferred tax assets and liabilities are offset when they are levied by the same taxation authorities on either the same taxable entities, or different taxable entities with the same reporting group that settle on a net basis, and when there is a legal right to offset.

(m)
Significant Accounting Judgments, Estimates and Assumptions

  The preparation of these combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenue and expenses during the reporting periods.

Granite REIT 2015 53

  Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

  Judgments

  The following are the critical judgments that have been made in applying the Trust's accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

          Leases

    The Trust's policy for revenue recognition is described in note 2(j). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

          Investment properties

    The Trust's policy relating to investment properties is described in note 2(d). In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

          Income taxes

    The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

  Estimates and Assumptions

  The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following:

          Valuation of investment properties

    The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations, but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 for further information on the estimates and assumptions made by management.

54 Granite REIT 2015

          Fair value of financial instruments

    Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

          Income taxes

    The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

    The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

(n)
Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") which will replace IAS 39 — Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments.The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

Granite REIT 2015 55

  In January 2016, the IASB issued IFRS 16 — Leases ("IFRS 16") which replaces IAS 17 — Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

3.  ACQUISITIONS

Acquisitions of income-producing properties and development lands completed during the years ended December 31, 2015 and 2014 consist of the following:

(a)
Acquisition in the year ended December 31, 2015

(i)
Asset purchase — Development land

    On May 26, 2015, the Trust acquired 28 acres of development land in Poland for a purchase price of $6.0 million.

(b)
Acquisitions in the year ended December 31, 2014

(i)
Business combination — Income-producing properties

    On December 30, 2014, the Trust acquired two income-producing logistics-distribution properties located in the United States. The following table summarizes the consideration paid for the acquisition and the fair values of the assets acquired and liabilities assumed at the acquisition date:

Total
Purchase consideration:
Cash sourced from Credit Facility (note 9)	$62,635
Cash on hand	12,514

Total consideration paid	$75,149

Recognized amounts of identifiable assets acquired and liabilities assumed measured at their respective fair values:
Investment properties	$75,864
Working capital	(715)

Total identifiable net assets	$75,149

    During the year ended December 31, 2014, the Trust recognized revenue and net income of less than $0.1 million, related to the aforementioned acquisition. Had this acquisition occurred on January 1, 2014, the Trust would have recognized approximately $5.1 million (pro-forma/unaudited) of revenue and $3.5 million (pro-forma/unaudited) of net income during the year ended December 31, 2014. The Trust incurred transaction costs of $0.2 million which are included in acquisition transaction costs in the combined statements of income.

  (ii)
  Asset purchase — Development land

    On December 30, 2014, in conjunction with the aforementioned acquisition of two income-producing properties, the Trust also acquired 29 acres of adjacent development land in the United States for a purchase price of $3.8 million.

56 Granite REIT 2015

4.  INVESTMENT PROPERTIES

As at December 31,	2015	2014
Income-Producing Properties	$2,576,562	$2,275,220
Properties and Land Under Development	8,651	31,349
Land Held For Development	7,173	3,809

	$2,592,386	$2,310,378

Changes in investment properties are shown in the following table:

Years ended December 31,	2015			2014
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of year	$2,275,220	$31,349	$3,809	$2,325,583	$18,108	$8,206
Additions
— Capital expenditures	10,079	14,040	—	15,809	27,626	816
— Acquisitions (note 3)	—	—	5,990	75,864	—	3,831
— Land under development	—	2,474	(2,474)	—	9,034	(9,034)
— Completed projects	41,382	(41,382)	—	24,762	(24,762)	—
— Tenant allowances	—	—	—	44,492	—	—
Fair value gains (losses), net	74,256	—	(1,174)	(51,624)	—	—
Foreign currency translation, net	191,960	2,170	1,022	(4,662)	1,343	(10)
Disposals	(16,330)	—	—	(151,251)	—	—
Other changes	(5)	—	—	(3,753)	—	—

Balance, end of year	$2,576,562	$8,651	$7,173	$2,275,220	$31,349	$3,809

During the year ended December 31, 2015, the Trust disposed of six income-producing properties located in North America and Germany for aggregate gross proceeds of $16.3 million and, on February 2, 2016, disposed of a property in Austria for $5.0 million (note 23). As at December 31, 2015, the Trust incurred a $1.4 million loss on disposal associated with the selling costs for these dispositions.

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million) (note 15). In addition, during the year ended December 31, 2014, the Trust disposed of a further four income-producing properties located in the United States and Germany for aggregate gross proceeds of $37.6 million and incurred a combined loss on disposal of $0.3 million due to the associated selling costs. The Trust also disposed of one parcel of excess land at an income-producing property in Europe and recorded a gain on disposal of $1.7 million which represents the gross proceeds net of nominal selling costs.

The fair value gain during the year ended December 31, 2015, excluding properties sold in the year, was $72.0 million and the fair value loss during the year ended December 31, 2014, excluding properties sold in the year, was $55.0 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on

Granite REIT 2015 57

valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. There has been no change in the valuation methodology during the year.

The Trust's internal valuation team consists of individuals knowledgeable and experienced in the fair value techniques for investment properties. On a quarterly basis, the fair values of the investment properties are updated by the Trust's internal valuation team for current leasing and market assumptions, utilizing market discount and terminal capitalization rates as provided by independent real estate appraisal firms with representation and expertise in the various jurisdictions in which Granite's investment properties are located. The resulting changes in fair values are analyzed at each reporting date and the internal valuation team presents a report to senior management that explains the fair value movements. This report and the results of the updated valuations and processes are formally reviewed by and discussed with senior management quarterly. For all investment properties, the current use equates to the highest and best use.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The table below summarizes the sensitivity of the fair value of investment properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+50 basis points	$2,507,060	$(85,326)	$2,520,231	$(72,155)
+25 basis points	2,549,234	(43,152)	2,555,161	(37,225)
Base rate	2,592,386	—	2,592,386	—
-25 basis points	2,636,543	44,157	2,632,145	39,759
-50 basis points	2,681,733	89,347	2,674,712	82,326

The key valuation metrics for investment properties are set out below:

As at December 31,	2015			2014
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.25%	6.97%	7.76%	8.50%	6.50%	7.75%
Terminal cap rate	8.50%	5.75%	7.27%	8.50%	5.75%	7.25%
United States
Discount rate	14.00%	6.75%	8.43%	14.00%	6.72%	8.80%
Terminal cap rate	13.00%	6.00%	8.07%	13.00%	5.64%	8.64%
Germany
Discount rate	9.50%	7.00%	8.04%	9.50%	6.20%	8.26%
Terminal cap rate	9.50%	6.00%	8.12%	9.50%	7.50%	8.25%
Austria
Discount rate	10.00%	8.25%	8.48%	9.00%	8.25%	8.48%
Terminal cap rate	9.50%	8.75%	8.97%	9.50%	8.75%	8.97%
Netherlands
Discount rate	7.50%	7.10%	7.24%	9.21%	6.84%	8.39%
Terminal cap rate	7.30%	7.25%	7.28%	7.50%	7.50%	7.50%
Other
Discount rate	10.00%	8.25%	9.64%	10.60%	8.50%	9.72%
Terminal cap rate	10.50%	7.75%	9.88%	10.50%	8.25%	9.97%

58 Granite REIT 2015

Included in investment properties is $11.6 million (December 31, 2014 — $11.4 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 22).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$224,041
Later than 1 year and not later than 5 years	609,230
Later than 5 years	269,224

$1,102,495

5.  OTHER ASSETS

Other assets consist of:

As at December 31,	2015	2014
Deferred financing costs	$352	$524
Long-term receivables	589	533
Interest rate caps (note 7)	90	362
Deposits	598	460

	$1,629	$1,879

6.  UNSECURED DEBENTURES, NET

Unsecured debentures, net, consist of:

		2015		2014
As at December 31,	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
4.613% Debentures	October 2, 2018	$198,901	$200,000	$198,515	$200,000
3.788% Debentures	July 5, 2021	248,756	250,000	248,534	250,000

		$447,657	$450,000	$447,049	$450,000

(a)
4.613% Debentures

  On October 2, 2013, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly owned subsidiary of Granite, issued at par the 4.613% Series 1 senior debentures (the "2018 Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2018 Debentures together with the corresponding cross currency interest rate swap, were used to finance property acquisitions made in Europe in 2013.

  The 2018 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2018 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2018 Debenture, a price equal to which, if the 2018 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 67.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of October 2, 2018.

  Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year. The unamortized portion of the $2.0 million of expenses incurred in connection with the issuance of the 2018 Debentures is presented as a reduction of the carrying amount of the 2018 Debentures.

Granite REIT 2015 59

(b)
3.788% Debentures

  On July 3, 2014, Granite LP issued at par $250.0 million of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the 6.05% debentures (the "2016 Debentures").

  The 2021 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2021 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2021 Debenture, a price equal to which, if the 2021 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 46.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of July 5, 2021. Granite also has the option to redeem the 2021 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of July 5, 2021.

  Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The unamortized portion of the $1.6 million of expenses incurred in connection with the issuance of the 2021 Debentures is presented as a reduction of the carrying amount of the 2021 Debentures.

(c)
6.05% Debentures

  On December 22, 2004, Granite Co. issued the 2016 Debentures at a price of $995.70 per $1,000.00 of principal amount. The unamortized portion of the $3.1 million of expenses incurred in connection with the issuance of the 2016 Debentures was presented as a reduction of the carrying amount of the 2016 Debentures.

  On August 5, 2014, Granite LP redeemed all of the outstanding 2016 Debentures for an aggregate redemption price of $294.7 million, being the higher of the principal amount, and the Canada Yield Price calculated in accordance with the trust indenture governing the 2016 Debentures, together in each case with accrued and unpaid interest to August 5, 2014 of $2.0 million. For the year ended December 31, 2014, the Trust recorded costs on the early redemption of the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion related to the 2016 Debentures.

(d)
Cross Currency Interest Rate Swaps

  Cross currency interest rate swaps consist of:

As at December 31,	2015	2014
Financial asset
2021 Cross Currency Interest Rate Swap — fair value	$—	$481

Financial liability
2018 Cross Currency Interest Rate Swap — fair value	$15,359	$3,829
2021 Cross Currency Interest Rate Swap — fair value	9,893	—

	$25,252	$3,829

  On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the 2018 Debentures for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the 2021 Debentures for euro

60 Granite REIT 2015

  denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the year ended December 31, 2015, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the unrealized gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

7.  SECURED LONG-TERM DEBT

Secured long-term debt consists of:

As at December 31,			2015		2014
	Maturity Date	Interest Rate	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)
Mortgage payable	June 10, 2017	LIBOR + 2.50%	$23,327	$32,285	$23,753	$27,556
Mortgage payable	May 10, 2018	LIBOR + 2.50%	12,059	16,690	12,351	14,328
2016 Construction Loan	July 25, 2016	LIBOR + 2.25%	14,272	19,752	13,322	15,455
2017 Construction Loan	June 20, 2017	LIBOR + 2.25%	20,422	28,264	7,534	8,740

			$70,080	$96,991	$56,960	$66,079
Less: due within one year			15,082	20,874	717	832

			$54,998	$76,117	$56,243	$65,247

(1)
The amounts outstanding are net of transaction costs.

(a)
Mortgages payable

  The Trust has two mortgages outstanding relating to two business acquisitions completed on February 13 and May 10, 2013. The amounts drawn under the mortgages of $49.1 million (U.S. $35.5 million) are presented net of deferred financing costs of $0.1 million. Principal mortgage repayments are as follows:

2016	$1,195
2017	32,015
2018	15,890

$49,100

  Interest rate caps were purchased for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4%. The mortgages are recourse only to specific properties. Properties securing the mortgages have a fair value of $100.7 million at December 31, 2015 and are pledged as collateral.

(b)
2016 Construction Loan

  On July 25, 2013, Granite entered into a construction loan (the "2016 Construction Loan") for U.S. $17.0 million relating to a development project in the United States. Proceeds from the 2016 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. Granite also has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The

Granite REIT 2015 61

  amounts drawn under the 2016 Construction Loan of $19.8 million (U.S. $14.3 million) are presented net of deferred financing costs of $0.1 million. The 2016 Construction Loan is secured by a first mortgage lien on the property which had a fair value of $42.3 million at December 31, 2015. The development was completed in 2014.

(c)
2017 Construction Loan

  On June 20, 2014, Granite entered into a construction loan (the "2017 Construction Loan") for U.S. $26.2 million relating to a development project in the United States. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The amounts drawn under the 2017 Construction Loan of $28.5 million (U.S. $20.6 million) are presented net of deferred financing costs of $0.2 million. The 2017 Construction Loan is secured by a first mortgage lien on the property which had a fair value of $66.7 million at December 31, 2015. The development project was completed in 2015.

8.  OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at December 31,	2015	2014
Contingent consideration	$5,286	$4,272
Tenant allowance payable	7,598	6,537

	$12,884	$10,809

Contingent consideration was recognized in connection with acquisitions completed in 2013. The fair value of the contingent consideration was estimated using an income approach and is dependent upon achieving certain predetermined returns over a five year period. This amount is dependent upon a number of assumptions which are subject to change over the period to the date of payment.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The future payable of euro 6.0 million has been discounted and is being accreted to its face value through a charge to interest expense.

9.  BANK INDEBTEDNESS

Effective December 11, 2014, Granite LP entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2018 with the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. The Credit Facility provides Granite LP with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. The Credit Facility is guaranteed by Granite REIT and Granite GP. Interest on drawn amounts is calculated based on an applicable margin determined by the Trust's external credit rating. Based on the current credit rating, Granite LP would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or euro currency rate) depending on the currency Granite LP borrows in plus an applicable margin of up to 1.45%. At December 31, 2015, Granite LP had $19.4 million (U.S. $14.0 million) (2014 — $62.6 million (U.S. $54.0 million)) drawn under the Credit Facility and $0.6 million (2014 — $1.2 million) in letters of credit issued against the Credit Facility.

62 Granite REIT 2015

10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at December 31,	2015	2014
Accounts payable	$4,601	$4,608
Accrued salaries, incentives and severance	6,555	5,197
Accrued interest payable	7,128	7,129
Accrued construction payable	5,158	7,652
Accrued professional fees	2,487	1,375
Accrued employee unit-based compensation	2,451	3,096
Accrued trustee/director unit-based compensation	5,204	4,632
Other accrued liabilities	5,431	2,960

	$39,015	$36,649

11.  INCOME TAXES

(a)
The major components of the income tax expense are:
Years ended December 31,	2015	2014
Current income tax:
Current taxes	$5,914	$6,845
Current taxes referring to previous periods	(2,053)	(3,183)
Withholding taxes and other	—	592

	3,861	4,254

Deferred income tax:
Origination and reversal of temporary differences	33,242	4,559
Impact of changes in tax rates	—	68
Reversal of withholding taxes on profits of subsidiaries	(396)	(592)
Other	(551)	203

	32,295	4,238

Income tax expense	$36,156	$8,492

(b)
The effective income tax rate reported in the combined statements of income varies from the Canadian statutory rate for the following reasons:

Years ended December 31,	2015	2014
Income before income taxes	$231,696	$72,152

Expected income taxes at the Canadian statutory tax rate of 26.5% (2014 — 26.5%)	$61,399	$19,120
Income distributed and taxable to unitholders	(26,538)	(11,178)
Net foreign rate differentials	3,082	651
Net change in provisions for uncertain tax positions	(396)	(1,265)
Net permanent differences	(1,025)	813
Net effect of change in tax rates	—	68
Withholding taxes and other items	(366)	283

Income tax expense	$36,156	$8,492

Granite REIT 2015 63

(c)
Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2015	2014
Deferred tax assets:
Investment properties	$1,439	$1,494
Eligible capital expenditures	3,035	3,263
Other	3,302	2,449

Total deferred tax assets	$7,776	$7,206

Deferred tax liabilities:
Investment properties	$207,494	$155,582
Withholding tax on undistributed subsidiary profits	1,029	834
Other	(557)	(708)

Total deferred tax liabilities	$207,966	$155,708

(d)
Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2015	2014
Balance, beginning of year	$148,502	$158,449
Deferred tax expense (recovery) recognized in net income	32,295	(9,648)
Foreign currency translation of deferred tax balances	19,393	(299)

	$200,190	$148,502

(e)
Net cash payments of income taxes pertaining to continuing operations amounted to $5.9 million for the year ended December 31, 2015 (2014 — $4.4 million) which included $0.4 million of withholding taxes (2014 — $0.6 million).

(f)
The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income taxes and deferred income tax assets and liabilities, in each of the Trust's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions ("unrecognized tax benefits") taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

  As at December 31, 2015, the Trust had $11.9 million (2014 — $13.9 million) of unrecognized income tax benefits, (including $0.2 million (2014 — $0.2 million) related to accrued interest and penalties), all of which could ultimately reduce the Trust's effective tax rate. The Trust is currently under audit in Canada for the 2011 taxation year and in Austria for the 2009 through 2012 taxation years. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to the tax examinations and that any resolution will not have a material adverse effect on the combined financial position or results of operations. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

64 Granite REIT 2015

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2015	2014
Unrecognized tax benefits balance, beginning of year	$13,882	$14,165
Decreases for tax positions of prior years	(4,041)	(3,369)
Increases for tax positions of current year	1,188	3,398
Foreign currency impact	854	(312)

Unrecognized tax benefits balance, end of year	$11,883	$13,882

  It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2015, could decrease in the next 12 months by an estimated range of a nominal amount to $6.3 million (2014 — nominal amount to $5.5 million) relating primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations. For the year ended December 31, 2015, $0.1 million of interest and penalties was recorded (2014 — $0.1 million) as part of the provision for income taxes in the combined statements of income.

  As at December 31, 2015, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions
Canada	2011 through 2015
United States	2012 through 2015
Mexico	2010 through 2015
Austria	2009 through 2015
Germany	2012 through 2015
Netherlands	2013 through 2015

  As at December 31, 2015, the Trust had approximately $352.0 million of Canadian capital loss carryforwards that do not expire and other losses and deductible temporary differences in various tax jurisdictions of approximately $22.4 million. The Trust believes it is not probable that these tax assets can be realized; and accordingly, no related deferred tax asset was recognized at December 31, 2015.

12.  STAPLED UNITHOLDERS' EQUITY

(a)
Stapled Units

  The stapled units consist of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP's authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)
Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. Options expire on the 10th anniversary of the date of grant, subject to earlier cancellation from events specified in each recipient's option agreement. No options have been granted since August 2010.

Granite REIT 2015 65

  A reconciliation of the changes in the options outstanding is presented below:

	2015			2014
	Number (000s)		Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	50		$32.21	100	$33.92
Exercised	—		—	(50)	35.62

Options outstanding and exercisable, December 31	50	(1)	$32.21	50	$32.21

(1)
Outstanding and exercisable options were issued in 2007.

  Director/Trustee Deferred Share Unit Plan

  Effective November 3, 2003, Granite Co. established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. In connection with the Arrangement, effective January 3, 2013, the DSP was amended to entitle the holder to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit of the Trust. In addition, effective January 3, 2013, a new deferred share unit plan (the "new DSP") was established by Granite GP whereby each non-employee director/trustee is entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration) as deferred share units, which entitles them to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit.

  The amounts deferred under the DSP and new DSP plans are reflected by notional deferred share units ("DSUs") whose value at the time that the particular payment to the director is determined reflects the fair market value of the Granite Co. preferred shares. The value of a DSU thus appreciates or depreciates with changes in the market price of the stapled units. The DSP and new DSP also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSP and new DSP, when a director or trustee leaves the Board, the director or trustee receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP and new DSP for directors or trustees to receive stapled units in exchange for DSUs.

  A reconciliation of the changes in the DSUs outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	110	$34.45	87	$32.92
Granted	25	40.20	23	40.06

DSUs outstanding, December 31	135	$35.51	110	$34.45

  Executive Deferred Stapled Unit Plan

  The Executive Share Unit Plan (the "Stapled Unit Plan") is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the "Participants"). The maximum number of stapled units which may be issued pursuant to the Stapled Unit Plan is 1.0 million. The Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation

66 Granite REIT 2015

  Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed or otherwise required by the Stapled Unit Plan, settled within 60 days following vesting.

  A reconciliation of the changes in stapled units outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	97	$38.19	62	$37.42
New grants	34	42.40	57	39.07
Forfeited(1)	(59)	37.16	—	—
Settled(2)	—	39.01	(22)	38.39

Stapled units outstanding, December 31(3)	72	$41.03	97	$38.19

(1)
Includes stapled units approved for grant.

(2)
37 stapled units were settled during the three month period ended March 31, 2015.

(3)
As at December 31, 2015, 29 thousand vested stapled units were outstanding.

  At December 31, 2015, unrecognized compensation cost related to the Stapled Unit Plan was $0.5 million, which will be amortized over the weighted average remaining requisite service period of less than one year.

  During the year ended December 31, 2015, the Trust recognized a unit-based compensation net recovery of $0.1 million (2014 — $3.7 million expense) which included a $0.6 million expense (2014 — $1.3 million expense) pertaining to the DSP plans, a $0.7 million recovery (2014 — $2.4 million expense) pertaining to the Stapled Unit Plan and an expense of nil (2014 — nil) related to the re-measurement of the Option Plan liability in the year.

  Included in the unit-based compensation net recovery of $0.7 million pertaining to the Stapled Unit Plan for the year ended December 31, 2015 is a $1.7 million recovery associated with the surrender of stapled units.

(c)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at December 31,	2015	2014
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$247,612	$91,747
Losses on derivatives designated as net investment hedges	(27,112)	(5,290)

	$220,500	$86,457

(1)
Includes foreign currency translation gains from non-derivative financial instruments designated as net investment hedges.

13.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the year ended December 31, 2015 were $108.3 million (2014 — $103.6 million) or $2.30 per stapled unit (2014 — $2.21 per stapled unit). Distributions payable at December 31, 2015 of $9.0 million, representing the December 2015 distribution, were paid on January 15, 2016. The distribution declared in January 2016 in the amount of $9.0 million was paid on February 16, 2016 and the distribution declared in February 2016 will be paid on March 15, 2016.

Granite REIT 2015 67

14.  COSTS AND EXPENSES (INCOME)

(a)
Property operating costs consist of:
Years ended December 31,	2015	2014
Non-recoverable from tenants:
Property taxes and utilities	$794	$1,140
Legal	827	1,106
Consulting	477	119
Environmental and appraisals	403	563
Repairs and maintenance	782	515
Other	1,114	1,061

	4,397	4,504

Recoverable from tenants:
Property taxes and utilities	1,516	1,204
Repairs and maintenance	355	384
Other	794	784

	2,665	2,372

Property operating costs	$7,062	$6,876

(b)
General and administrative expenses consist of:

Years ended December 31,	2015	2014
Salaries and benefits	$16,793	$14,647
Audit, legal and consulting	4,964	4,173
Trustee/director fees and related expenses	1,817	988
Unit-based compensation for employees and trustees/directors	(89)	3,698
Other	4,832	4,555

	$28,317	$28,061

(c)
Interest expense and other financing costs, net consist of:
Years ended December 31,	2015	2014
Interest, accretion and costs on debentures	$14,333	$20,921
Interest on mortgages payable and construction loans	2,493	1,546
Amortization of deferred financing costs	196	447
Other interest and accretion charges	2,095	1,572

	19,117	24,486
Capitalized interest	(85)	(99)
Interest income	(286)	(420)

	$18,746	$23,967

(d)
Fair value losses (gains) on financial instruments consist of:
Years ended December 31,	2015	2014
Foreign exchange forward contracts, net	$1,445	$(537)
Interest rate caps	315	360

	$1,760	$(177)

68 Granite REIT 2015

15.  DISCONTINUED OPERATIONS

During the second quarter of 2014, Granite disposed of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million) and incurred a $5.1 million loss on disposal due to closing adjustments and associated selling costs. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the Mexican portfolio as discontinued operations in the combined financial statements.

Granite's results of operations from discontinued operations are as follows:

Years ended December 31,	Note	2015	2014
Rental revenue		$—	$7,079
Operating costs and expenses		—	90
Fair value losses on investment properties, net		—	4

Income before income taxes		—	6,985
Income tax expense		—	(1,702)

Income from discontinued operations before gain on sale of disposed properties		—	5,283
Loss on sale of investment properties	4	—	(5,071)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the year		—	5,722
Income tax recovery		—	823

Gain on sale of disposed properties		—	1,474

Net income from discontinued operations		$—	$6,757

During the year ended December 31, 2015, Granite paid $7.7 million (2014 — $5.1 million) of current income tax installments associated with the taxable gain arising on the sale of the portfolio of Mexican properties.

16.  SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the Chief Financial Officer and Interim Chief Executive Officer. The following tables present certain information with respect to geographic segmentation:

Revenues

Years ended December 31,	2015	2014
Canada	$63,939	$64,253
United States	57,177	43,981
Austria	57,778	59,484
Germany	24,362	25,930
Netherlands	9,234	9,587
Other Europe	3,809	4,175

	$216,299	$207,410

For the year ended December 31, 2015, revenues from Magna were approximately 81% (2014 — 83%) of the Trust's total revenues.

Granite REIT 2015 69

Investment properties

As at December 31,	2015	2014
Canada	$671,441	$678,500
United States	739,387	581,335
Austria	735,885	677,101
Germany	272,237	242,540
Netherlands	125,125	97,248
Other Europe	48,311	33,654

	$2,592,386	$2,310,378

17.  DETAILS OF CASH FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

(a)
Items not involving current cash flows are shown in the following table:
Years ended December 31,	2015	2014
Straight-line rent adjustment	$5,456	$4,567
Unit-based compensation expense (recovery)	(89)	3,698
Fair value losses (gains) on investment properties	(73,082)	51,620
Depreciation and amortization	720	621
Fair value losses (gains) on financial instruments	1,760	(177)
Loss (gain) on sale of investment properties	1,413	(1,416)
Amortization of issuance costs and discount accretion of debentures	841	1,655
Amortization of deferred financing costs	196	447
Deferred income taxes	32,295	4,238
Other	(3,945)	(750)

	$(34,435)	$64,503

(b)
Changes in working capital balances are shown in the following table:
Years ended December 31,	2015	2014
Accounts receivable	$(1,458)	$136
Prepaid expenses and other	92	67
Accounts payable and accrued liabilities	1,438	(6,401)
Deferred revenue	1,293	42
Restricted cash	(700)	—

	$665	$(6,156)

(c)
Non-cash financing activities

  During the year ended December 31, 2015, less than one thousand stapled units (2014 — 22 thousand stapled units) with a value of less than $0.1 million (2014 — $0.9 million) were issued under the Stapled Unit Plan.

70 Granite REIT 2015

18.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2015:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$90	(1)	$589	(2)	$589	$679	$679
Accounts receivable	—		3,849		3,849	3,849	3,849
Prepaid expenses and other	24	(3)	—		—	24	24
Restricted cash	—		1,336		1,336	1,336	1,336
Cash and cash equivalents	—		119,155		119,155	119,155	119,155

	$114		$124,929		$124,929	$125,043	$125,043

Financial liabilities
Unsecured debentures, net	$—		$447,657		$467,255	$447,657	$467,255
Cross currency interest rate swaps	25,252		—		—	25,252	25,252
Secured long-term debt	—		96,991		96,991	96,991	96,991
Other non-current liabilities	—		12,884		12,884	12,884	12,884
Bank indebtedness	—		19,376		19,376	19,376	19,376
Accounts payable and accrued liabilities	932	(4)	38,083		38,083	39,015	39,015
Distributions payable	—		9,027		9,027	9,027	9,027

	$26,184		$624,018		$643,616	$650,202	$669,800

  (1)
  Interest rate caps included in other assets.

  (2)
  Long-term receivables included in other assets.

  (3)
  Foreign exchange forward contracts included in prepaid expenses.

  (4)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.

Granite REIT 2015 71

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2014:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$362	(5)	$533	(6)	$533	$895	$895
Cross currency interest rate swap	481		—		—	481	481
Accounts receivable	—		2,247		2,247	2,247	2,247
Prepaid expenses and other	586	(7)	—		—	586	586
Restricted cash	—		4,782		4,782	4,782	4,782
Cash and cash equivalents	—		116,233		116,233	116,233	116,233

	$1,429		$123,795		$123,795	$125,224	$125,224

Financial liabilities
Unsecured debentures, net	$—		$447,049		$468,700	$447,049	$468,700
Cross currency interest rate swap	3,829		—		—	3,829	3,829
Secured long-term debt	—		66,079		66,079	66,079	66,079
Other non-current liabilities	—		10,809		10,809	10,809	10,809
Bank indebtedness	—		62,645		62,645	62,645	62,645
Accounts payable and accrued liabilities	49	(8)	36,600		36,600	36,649	36,649
Distributions payable	—		9,027		9,027	9,027	9,027

	$3,878		$632,209		$653,860	$636,087	$657,738

  (5)
  Interest rate caps included in other assets.

  (6)
  Long-term receivables included in other assets.

  (7)
  Foreign exchange forward contracts included in prepaid expenses.

  (8)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the cross currency interest rate swaps is determined using market inputs quoted by their counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loans payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At December 31, 2015, the Trust held nine outstanding foreign exchange forward contracts (December 31, 2014 — six contracts outstanding). The foreign exchange contracts are comprised of seven contracts to

72 Granite REIT 2015

  purchase $23.1 million and sell euro 16.0 million and two contracts to purchase $4.2 million and sell U.S. $3.0 million. For the year ended December 31, 2015, the Trust recorded a net fair value loss of $1.4 million (2014 — net fair value gain of $0.5 million) on these outstanding foreign exchange forward contracts (note 14(d)).

  As disclosed in note 7, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is not employing hedge accounting for these instruments. The fair value of the interest rate caps at December 31, 2015 was $0.1 million (December 31, 2014 — $0.4 million). For the year ended December 31, 2015, the Trust recorded a net fair value loss of $0.3 million (2014 — $0.4 million) on these interest rate caps.

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2015	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,592,386
Interest rate caps included in other assets	—	90	—
Foreign exchange forward contracts included in prepaid expenses and other	—	24	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	467,255	—	—
Cross currency interest rate swaps	—	25,252	—
Other non-current liabilities	—	—	12,884
Secured long-term debt	—	96,991	—
Bank indebtedness	—	19,376	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	932	—

Net assets (liabilities) measured at fair value	$(467,255)	$(142,437)	$2,579,502

Granite REIT 2015 73

As at December 31, 2014	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,310,378
Cross currency interest rate swap	—	481	—
Interest rate caps included in other assets	—	362	—
Foreign exchange forward contracts included in prepaid expenses and other	—	586	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	468,700	—	—
Cross currency interest rate swap	—	3,829	—
Other non-current liabilities	—	—	10,809
Secured long-term debt	—	66,079	—
Bank indebtedness	—	62,645	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	49	—

Net assets (liabilities) measured at fair value	$(468,700)	$(131,173)	$2,299,569

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2015 and 2014, there were no transfers between the levels.

  Refer to note 4, Investment Properties, for a description of the valuation techniques and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties in Level 3. Refer to note 8, Other Non-Current Liabilities, for a description of the valuation techniques used in the fair value measurement of non-current liabilities in Level 3.

(c)
Risk Management

  The main risks arising from the Trust's financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust's approach to managing these risks is summarized below:

  (i)
  Credit risk

    The Trust's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

    Cash and cash equivalents include short-term investments, such as commercial paper, which are invested in governments, financial institutions and corporations with a minimum credit rating of A- (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government, financial institution or corporation.

    Magna accounts for approximately 81% of the Trust's rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from S&P and Dominion Bond Rating Service which mitigates the Trust's credit risk. Substantially all of the Trust's accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

74 Granite REIT 2015

  (ii)
  Interest rate risk

    As at December 31, 2015, the Trust's exposure to interest rate risk is limited. Approximately 80% of the Trust's debt consists of fixed rate debt in the form of the 2018 Debentures and the 2021 Debentures. These debentures, after taking into account the related cross currency interest rate swaps, have effective fixed interest rates of 3.56% and 2.68% respectively. The mortgage debts account for 8% of the Trust's debt and the interest rates are capped at 4.0% as a result of the interest rate caps that were entered into. As a result, only 12% of the Trust's debt is exposed to variable interest rate risk.

  (iii)
  Foreign exchange risk

    As at December 31, 2015, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2015, the Trust's foreign currency denominated net assets are $1.2 billion primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $2.1 million and $9.0 million, respectively, to comprehensive income.

    Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31, 2015, a 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar would have impacted rental income and tenant recoveries by approximately $0.6 million and $0.9 million, respectively.

    For the year ended December 31, 2015, the Trust designated its U.S. dollar borrowings of $14.0 million under the Credit Facility as a hedge of its net investment in the U.S. operations. In addition, the Trust has designated its cross currency interest rate swaps relating to the $450.0 million of unsecured debentures as hedges of its net investment in the European operations (note 6(d)).

  (iv)
  Liquidity risk

    Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations. The Trust will be subject to the risks associated with debt financing, including the risk that its Credit Facility, mortgages payable and construction loans will not be able to be refinanced. The Trust's objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, stagger its debt maturity profile and maintain investment grade credit ratings. In addition, the Declaration of Trust establishes certain debt ratio limits.

Granite REIT 2015 75

  The contractual maturities of the Trust's financial liabilities are summarized below:

(in thousands)		Payments due by year
As at December 31, 2015	Total	2016	2017	2018	2019	2020	Thereafter
Unsecured debentures	$450,000	$—	$—	$200,000	$—	$—	$250,000
Cross currency interest rate swaps	25,252	—	—	15,359	—	—	9,893
Secured long-term debt(1)	97,359	21,010	60,460	15,889	—	—	—
Bank indebtedness(1)	19,376	—	—	19,376	—	—	—
Interest payments(2):
Unsecured debentures, net of cross currency interest rate swap savings	63,864	14,432	14,432	14,432	6,873	6,873	6,822
Secured long-term debt	3,850	2,457	1,227	166	—	—	—
Bank indebtedness	694	333	333	28	—	—	—
Contingent consideration	5,746	—	—	5,746	—	—	—
Tenant allowance payable	9,017	—	—	9,017	—	—	—
Accounts payable and accrued liabilities	39,015	38,498	435	82	—	—	—
Distributions payable	9,027	9,027	—	—	—	—	—

	$723,200	$85,757	$76,887	$280,095	$6,873	$6,873	$266,715

  (1)
  Contractual maturities do not reflect extension options available to the Trust.

  (2)
  Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates.

19.  CAPITAL MANAGEMENT

The Trust's capital structure comprises the total of the stapled unitholders' equity and consolidated debt. The total managed capital of the Trust is summarized below:

As at December 31,	2015	2014
Unsecured debentures, net	$447,657	$447,049
Cross currency interest rate swap — financial liability	25,252	3,829
Cross currency interest rate swap — financial asset	—	(481)
Secured long-term debt	96,991	66,079
Bank indebtedness	19,376	62,645

Total debt	589,276	579,121
Stapled unitholders' equity	1,849,031	1,629,985

Total managed capital	$2,438,307	$2,209,106

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

  •
  Compliance with investment and debt restrictions pursuant to the Declaration of Trust;

  •
  Compliance with existing debt covenants;

  •
  Maintaining investment grade credit ratings;

  •
  Supporting the Trust's business strategies including: ongoing operations, property development and acquisitions;

  •
  Generating stable and growing cash distributions; and

  •
  Building long-term unitholder value.

76 Granite REIT 2015

The Declaration of Trust contains certain provisions with respect to capital management which include:

  •
  The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Declaration of Trust); and

  •
  The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties, or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to proposed investment, will not exceed 15% of Gross Book Value.

Currently, the Trust's consolidated debt consists of the Credit Facility, the 2018 Debentures, the 2021 Debentures, property specific mortgage financing and the Construction Loans and each of these components have various financial covenants. These covenants are defined within the relevant document and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, interest coverage ratio, unencumbered asset ratio, maximum payout ratio and minimum equity amounts. The Trust monitors these provisions and covenants and was in compliance with their respective requirements at December 31, 2015.

Distributions are made at the discretion of the Board of Trustees (the "Board"). However, Granite REIT intends to distribute each year all of its taxable income as calculated in accordance with the Income Tax Act. For the fiscal year 2015, the Trust provided to its unitholders a monthly distribution of $0.192 per stapled unit. The Board determined this distribution level having considered, among other factors, estimated 2015 and 2016 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust's strategic objectives and compliance with the above noted provisions and financial covenants.

20.  RELATED PARTY TRANSACTIONS

Key management personnel include the Trustees/Directors, the Interim Chief Executive Officer and Chief Financial Officer and the former Chief Executive Officer. Information with respect to the Trustees/Directors fees is included in notes 12(b) and 14(b). The compensation paid or payable to the Trust's key management personnel for services was as follows:

Years ended December 31,	2015	2014
Salaries, incentives, short-term benefits and severance	$4,857	$2,435
Unit-based compensation expense (recovery)	(1,496)	1,031

	$3,361	$3,466

For the year ended December 31, 2015, salaries, incentives, short-term benefits and severance includes $3.5 million of severance expense associated with the departure of Granite's former Chief Executive Officer. Accounts payable and accrued liabilities at December 31, 2015 includes $2.1 million of the remaining severance payable. Included in the unit-based compensation recovery of $1.5 million is a $1.7 million recovery from the surrender of the former Chief Executive Officer's stapled units.

Granite REIT 2015 77

21.  COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,592,386			$2,592,386
Investment in Granite LP	—	5	(5)	—
Other non-current assets	10,602			10,602

	2,602,988	5	(5)	2,602,988
Current assets:
Other current assets	9,645	49		9,694
Intercompany receivable(1)	—	8,910	(8,910)	—
Cash and cash equivalents	119,000	155		119,155

Total assets	$2,731,633	9,119	(8,915)	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,657			$447,657
Other non-current liabilities	322,219			322,219

	769,876			769,876
Current liabilities:
Bank indebtedness	19,376			19,376
Intercompany payable(1)	8,910		(8,910)	—
Other current liabilities	74,684	9,114		83,798

Total liabilities	872,846	9,114	(8,910)	873,050

Equity:
Stapled unitholders' equity	1,849,026	5		1,849,031
Non-controlling interests	9,761		(5)	9,756

Total liabilities and equity	$2,731,633	9,119	(8,915)	$2,731,837

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

78 Granite REIT 2015

Balance Sheet	As at December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,310,378			$2,310,378
Investment in Granite LP	—	3	(3)	—
Other non-current assets	11,312			11,312

	2,321,690	3	(3)	2,321,690
Current assets:
Other current assets	9,791	44		9,835
Intercompany receivable(1)	—	6,083	(6,083)	—
Cash and cash equivalents	116,160	73		116,233

Total assets	$2,447,641	6,203	(6,086)	$2,447,758

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,049			$447,049
Other non-current liabilities	235,593			235,593

	682,642			682,642
Current liabilities:
Bank indebtedness	62,645			62,645
Intercompany payable(1)	6,083		(6,083)	—
Other current liabilities	60,028	6,200		66,228

Total liabilities	811,398	6,200	(6,083)	811,515

Equity:
Stapled unitholders' equity	1,629,982	3		1,629,985
Non-controlling interests	6,261		(3)	6,258

Total liabilities and equity	$2,447,641	6,203	(6,086)	$2,447,758

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT 2015 79

Income Statement	Year Ended December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$216,299			$216,299
General and administrative expenses	28,317			28,317
Interest expense and other financing costs, net	18,746			18,746
Other costs and expenses, net	7,449			7,449
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(73,082)			(73,082)
Fair value losses on financial instruments	1,760			1,760
Loss on sale of investment properties	1,413			1,413

Income before income taxes	231,696	2	(2)	231,696
Income tax expense	36,156			36,156

Net income	195,540	2	(2)	195,540

Less net income attributable to non-controlling interests	2,208		(2)	2,206

Net income attributable to stapled unitholders	$193,332	2	—	$193,334

80 Granite REIT 2015

Income Statement	Year Ended December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$207,410			$207,410
General and administrative expenses	28,061			28,061
Interest expense and other financing costs, net	23,967			23,967
Early redemption costs of unsecured debentures	28,580			28,580
Other costs and expenses, net	4,434			4,434
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	51,620			51,620
Fair value gains on financial instruments	(177)			(177)
Acquisition transaction costs	189			189
Gain on sale of investment properties	(1,416)			(1,416)

Income before income taxes	72,152	1	(1)	72,152
Income tax expense	8,492			8,492

Net income from continuing operations	63,660	1	(1)	63,660
Net income from discontinued operations	6,757			6,757

Net income	70,417	1	(1)	70,417

Less net income attributable to non-controlling interests	205		(1)	204

Net income attributable to stapled unitholders	$70,212	1	—	$70,213

Granite REIT 2015 81

Statement of Cash Flows	Year Ended December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$195,540	2	(2)	$195,540
Items not involving current cash flows	(34,435)	(2)	2	(34,435)
Changes in working capital balances	583	82	—	665
Other operating activities	(1,926)			(1,926)

Cash provided by operating activities	159,762	82	—	159,844

INVESTING ACTIVITIES
Investment property capital additions	(26,570)			(26,570)
Acquisition of development land	(5,990)			(5,990)
Other investing activities	19,498			19,498
Cash used in investing activities from discontinued operations	(7,725)			(7,725)

Cash used in investing activities	(20,787)	—	—	(20,787)

FINANCING ACTIVITIES
Distributions paid	(108,327)			(108,327)
Other financing activities	(35,631)			(35,631)

Cash used in financing activities	(143,958)	—	—	(143,958)

Effect of exchange rate changes	7,823			7,823

Net increase in cash and cash equivalents during the year	$2,840	82	—	$2,922

82 Granite REIT 2015

Statement of Cash Flows	Year Ended December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$63,660	1	(1)	$63,660
Items not involving current cash flows	64,503	(1)	1	64,503
Changes in working capital balances from continuing operations	(6,229)	73		(6,156)
Other operating activities	(34,616)			(34,616)

Cash provided by operating activities from continuing operations	87,318	73	—	87,391
Cash provided by operating activities from discontinued operations	5,472			5,472

Cash provided by operating activities	92,790	73	—	92,863

INVESTING ACTIVITIES
Investment property capital additions	(43,701)			(43,701)
Acquisition of development land	(3,831)			(3,831)
Business acquisitions	(75,149)			(75,149)
Other investing activities	38,438			38,438
Cash provided by investing activities from discontinued operations	104,370			104,370

Cash provided by investing activities	20,127	—	—	20,127

FINANCING ACTIVITIES
Distributions paid	(103,205)			(103,205)
Other financing activities	12,492			12,492

Cash used in financing activities	(90,713)	—	—	(90,713)

Effect of exchange rate changes	(1,564)			(1,564)

Net increase in cash and cash equivalents during the year	$20,640	73	—	$20,713

Granite REIT 2015 83

22.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

(b)
At December 31, 2015, the Trust's contractual commitments related to construction and development projects amounted to approximately $4.3 million and are expected to be incurred in the first half of 2016.

(c)
At December 31, 2015, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:
Not later than 1 year	$458
Later than 1 year and not later than 5 years	576
Later than 5 years	173

$1,207

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $51.9 million.

23.  SUBSEQUENT EVENT

On February 2, 2016, the Trust sold a vacant property located in Austria for gross proceeds of approximately $5.0 million.

84 Granite REIT 2015

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Gerald Miller Trustee Scott Oran Trustee

Michael Forsayeth
Chief Financial Officer and
Interim Chief Executive Officer
John De Aragon
Chief Operating Officer,
Co-Head Global Real Estate
Lorne Kumer
Executive Vice President,
Co-Head Global Real Estate
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
Stefan Wierzbinski
	Executive Vice President Europe	77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240
Investor Relations Queries Michael Forsayeth Chief Financial Officer and Interim Chief Executive Officer (647) 925-7600
Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2015 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

QuickLinks

  Exhibit 99.2